Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175574
Brown Shoe Company, Inc.
Offer to Exchange
$200,000,000 7⅛% Senior Notes due 2019
for $200,000,000 7⅛% Senior Notes due 2019
that have been registered under the Securities Act of 1933

     We are offering to exchange an aggregate principal amount of up to $200,000,000 of our new 7⅛% Senior Notes due 2019, which we refer to as the exchange notes, for a like amount of our outstanding 7⅛% Senior Notes due 2019, which we refer to as the original notes, in a transaction registered under the Securities Act of 1933, as amended.
     Terms of the exchange offer:
•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of original notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	The form and terms of the exchange notes are identical in all material respects to the form and terms of the original notes, except that (i) the exchange notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes, and (iii) the exchange notes will not contain provisions relating to liquidated damages relating to our registration obligations.
     The exchange offer will expire at 5:00 p.m., New York City time, on September 6, 2011, unless we extend the offer. We will announce any extension by press release or other permitted means no later than 9:00 a.m. on the business day after the expiration of the exchange offer. You may withdraw any original notes tendered until the expiration of the exchange offer.
     The exchange notes will not be listed on any securities exchange.
     For a discussion of factors you should consider in determining whether to tender your original notes, see the information under “Risk Factors” beginning on page 19 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2011.

     We have not authorized anyone to give any information or to make any representations concerning this exchange offer except that which is in this prospectus, or which is referred to under “Where You Can Find More Information.” If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.
     This prospectus incorporates important business and financial information about Brown Shoe that is not included in or delivered with this prospectus. This information is available without charge to holders of the original notes upon written or oral request directed to us at Investor Relations Department, Brown Shoe Company, Inc., 8300 Maryland Avenue, St. Louis, Missouri 63105, telephone: (314) 854-4000. To obtain timely delivery, holders must request the information no later than five business days before the expiration date. The expiration date is September 6, 2011.

TERMS USED IN THIS PROSPECTUS
     Unless otherwise noted or indicated by the context, in this prospectus:
•	the terms “Company,” “we,” “us,” “Brown Shoe,” and “our” refer to Brown Shoe Company, Inc. and its subsidiaries; when such terms refer to the Company as of any date prior to February 17, 2011, ASG is not included within the meaning of the terms unless otherwise indicated;

•	the term “ASG” refers to American Sporting Goods Corporation and its subsidiaries;

•	the term “Notes” refers to, collectively, the original notes and the exchange notes;

•	references to “our acquisition of ASG” refers to the acquisition by one of our subsidiaries of all of the outstanding capital stock of ASG from the ASG stockholders, the related exercise by the loan parties under our revolving credit facility of the $150.0 million “designated event accordion feature” to fund the acquisition of the ASG capital stock, and the increase of the aggregate amount available under the revolving credit facility from $380.0 million to $530.0 million, all effective as of February 17, 2011. See “Description of Certain Indebtedness”;

•	references to our fiscal years are to the twelve months ended on the Saturday nearest to January 31 of the applicable year (for example, “fiscal year 2010” is the 52-week period ended January 29, 2011); all of our fiscal years included 52 weeks, except for fiscal 2006, which included 53 weeks; references to ASG’s fiscal years are to the twelve months ended December 31 of the applicable year;

•	the term “8 3/4% Notes” refers to our 8 3/4% Senior Notes due 2012, all of which were either repurchased by us in the Tender Offer or which were redeemed by us on June 10, 2011; and

•	the term “Tender Offer” refers to the cash tender offer for all of our outstanding 8 3/4% Notes, which we launched on April 27, 2011 and which expired at 5:00 p.m., New York City time on May 25, 2011.
     The data included and incorporated by reference in this prospectus regarding markets and ranking, including the size of certain markets and our position and the positions of our competitors within these markets, are based on third party studies and surveys, industry and general publications and our estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus or the date of the material incorporated by reference in which these estimates appear. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of such information contained in this prospectus.

FORWARD-LOOKING STATEMENTS
     All statements other than statements of historical facts included in this prospectus, any prospectus supplement and certain information incorporated by reference which is referred to under the heading “Where You Can Find More Information,” are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “expects,” “anticipates,” “approximates,” “believes,” “estimates,” “will,” “plan,” and “intends” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include:
•	changing consumer demands, which may be influenced by consumers’ disposable income, which in turn can be influenced by general economic conditions;

•	potential disruption to the Company’s business and operations as it integrates ASG into its business;

•	potential disruption to the Company’s business and operations as it implements its information technology initiatives;

•	the Company’s ability to utilize its new information technology system to successfully execute its strategies, including integrating ASG’s business;

•	intense competition within the footwear industry;

•	our ability to anticipate and respond to rapidly changing fashion trends and purchasing patterns particularly as it may impact certain periods such the back-to-school period in our fiscal third quarter;

•	customer concentration and increased consolidation in the retail industry;

•	political and economic conditions or other threats to the continued and uninterrupted flow of inventory from China, where ASG has manufacturing facilities and both ASG and Brown Shoe rely heavily on third-party manufacturing facilities for a significant amount of their inventory;

•	the Company’s ability to recruit and retain senior management and other key associates;

•	the Company’s ability to attract and retain licensors and protect intellectual property rights;

•	the Company’s ability to secure/exit leases on favorable terms;

•	the Company’s ability to maintain relationships with current suppliers;

•	compliance with applicable laws and standards with respect to lead content in paint and other product safety issues;

•	the Company’s ability to source product at a pace consistent with increased demand for footwear; and

•	the impact of rising prices in a potentially inflationary global environment.

     You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends. In addition to the information contained in our other filings with the Securities and Exchange Commission, factors that could affect future performance include, among others, those set forth under the heading “Risk Factors” beginning on page 19.
     We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, as a prediction of actual results.
     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements above. You should not place undue reliance on those statements, which speak only as of the date on which they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements after the completion of this exchange offer to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless we are obligated under federal securities laws to update and disclose material developments related to previously disclosed information.
     You should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, you should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

PROSPECTUS SUMMARY
     The following summary highlights significant aspects of our business and this exchange offer, but it does not include all the information you should consider prior to deciding whether to exchange the original notes for the exchange notes. You should read this entire prospectus, including the documents incorporated by reference, the information set forth in “Risk Factors” and our financial statements and related notes, before deciding whether to exchange the original notes for the exchange notes.
Company Overview
     We were founded in 1878 and are one of the leading footwear retailers and wholesalers in the United States, providing a broad range of casual, dress and athletic footwear brands for women, men and children at a variety of price points through multiple distribution channels. Our net sales in fiscal year 2010 were $2.5 billion. In fiscal year 2010, we sold over 90 million pairs of footwear. At the end of fiscal year 2010, we operated over 1,369 retail stores in the U.S., Canada, China and Guam, primarily under the Famous Footwear and Naturalizer names. In addition, we design, source and market footwear to over 2,000 retailers primarily in the U.S. and Canada as well as approximately 50 other countries, including department stores, national chain retailers, mass merchandisers and specialty footwear retailers. Our retail and wholesale operations accounted for approximately 70% and 30%, respectively, of our fiscal year 2010 net sales.
     We operate our business primarily through the following three segments:
     Famous Footwear. Famous Footwear, with 1,110 stores at the end of 2010 and net sales of $1.5 billion in 2010, is one of America’s leading family branded footwear retailers selling value-priced footwear for the entire family, based on the number of stores it operates and sales volume compiled by the Company from published information of its direct competitors. Its target customers are women who buy brand-name fashionable shoes at value prices for themselves and their families. These stores average approximately 7,000 square feet and generated sales per square foot of $187 in fiscal year 2010, reflecting a same store sales increase of 10.5% versus fiscal 2009.
     Famous Footwear stores feature a wide selection of value-priced brand-name, athletic, casual and dress shoes for the entire family, including various Company-owned and licensed products. Brands carried include, among others, Nike, Skechers, New Balance, Puma, Converse, DC, adidas, Asics, LifeStride, Naturalizer, Vans, Dr. Scholl’s, Rocket Dog, Reebok, Bearpaw, Dockers, Hot Kiss, Connie and Madden Girl. The Company-owned and licensed brands are sold to Famous Footwear by our Wholesale Operations segment at a profit and represent approximately 15% of Famous Footwear net sales of footwear. Famous Footwear stores are located in strip shopping centers, outlet malls and regional malls in all 50 states and Guam. In addition to our retail footwear stores, we operate a FamousFootwear.com website as a Famous Footwear internet retailing store.
     Wholesale Operations. Our Wholesale Operations segment designs, sources and markets casual, dress and athletic footwear brands for women, men and children at a variety of price points. Certain of our branded footwear products are developed pursuant to licensing agreements. Our footwear is distributed to over 2,000 retailers, including national chains, department stores, mass merchandisers, independent retailers, catalogs and online retailers throughout the United States and Canada as well as approximately 50 other countries (including intersegment sales). The most significant wholesale customers include many of the nation’s largest retailers, including national chains such as TJX Corporation (including TJ Maxx and Marshalls), Retail Ventures (including DSW), Ross Stores and Kohl’s; department stores such as Macy’s, Nordstrom, Dillard’s, Bon-Ton and Belk; and mass merchandisers such as Walmart, Collective Brands, Inc. (including Payless ShoeSource), Target and Sears.

     We have a portfolio of owned and licensed brands, including Naturalizer, Dr. Scholl’s, Sam Edelman, Franco Sarto, LifeStride, Buster Brown, Via Spiga, Etienne Aigner, Carlos by Carlos Santana, Vera Wang Lavender, and Fergie/Fergalicious by Fergie. As described below, our acquisition of ASG has expanded our portfolio of owned brands into athletic and outdoor footwear brands, including Avia, rykä and AND 1.
     According to NPD Group, we were the second largest women’s fashion wholesaler in the U.S. at the end of fiscal year 2010. Our Wholesale Operations segment generated $754.4 million of net sales in fiscal year 2010, and, when combined with ASG’s wholesale operations on a pro forma basis, such operations generated $968.9 million of net sales in fiscal year 2010.
     Specialty Retail. Our Specialty Retail segment, composed of 259 stores as of the end of fiscal year 2010, includes the Naturalizer, Brown Shoe Closet, F.X. LaSalle, Via Spiga and Sam Edelman retail concepts and our shoes.com and other e-commerce businesses, with the exception of FamousFootwear.com, which is included in the Famous Footwear segment.
     The Naturalizer retail stores are complementary to and a showcase for our Naturalizer brand of women’s shoes. These stores are designed and merchandised to appeal to the Naturalizer customer, who is style-and comfort-conscious and who seeks quality and value in her footwear selections. The Naturalizer stores offer a selection of women’s footwear styles, including casual, dress, boots and sandals, primarily under the Naturalizer brand. At the end of 2010, we operated 110 Naturalizer stores in the United States and 105 Naturalizer stores in Canada. Of the total 215 Naturalizer stores, approximately 64% are located in regional malls, with a few stores having street locations, and average approximately 1,200 square feet in size. The other 36% of stores are located in outlet malls and average approximately 2,400 square feet in size. Our Specialty Retail segment also includes other store concepts that sell other premium brands.
     We operate shoes.com, a pure-play internet retailing company, which offers a diverse selection of footwear and accessories to women, men and children that includes footwear purchased from outside suppliers, Company-branded and licensed footwear, and certain merchandise sold in Famous Footwear stores. In connection with our multi-channel approach to reach consumers, we also operate Naturalizer.com, Naturalizer.ca and ViaSpiga.com, which offer substantially the same product selection to consumers as sold in their respective retail stores. Additional websites such as ShoeSteal.com, DrSchollsShoes.com, SamEdelman.com, CarlosShoes.com, LifeStride.com, FergieShoes.com and FrancoSarto.com function as retail outlets for the online consumer and serve as additional brand-building vehicles for the Company.
Acquisition of ASG
     On February 17, 2011, we entered into a stock purchase agreement with ASG and ASG’s stockholders, pursuant to which one of our subsidiaries acquired all of the outstanding capital stock of ASG from the ASG stockholders on that date. ASG is a designer, manufacturer and marketer of a broad range of athletic footwear with a strong presence in walking, fitness and basketball. It was founded in 1983 and is headquartered in Aliso Viejo, California.
     The acquisition adds performance athletic and outdoor footwear brands to our portfolio, including Avia, rykä and AND 1, complementing our existing fitness and comfort offerings. Avia, a multisport endurance brand, offers shoes for endurance athletes, fitness enthusiasts and people seeking a healthy lifestyle. The brand is primarily distributed through national and shoe chains, mass merchandisers and our Famous Footwear retail stores. rykä is a leading women’s performance lifestyle brand focused on fitness. rykä is managed, designed and solely dedicated to creating women’s performance footwear. The brand is distributed through department stores, specialty retailers and our Famous Footwear retail stores. AND 1 is an authentic basketball brand that caters to hard-core basketball players. Its product offerings appeal to youth and those seeking premium gear at affordable value. The brand is primarily distributed through national and shoe chains and our Famous Footwear retail stores.
     ASG operates three primary manufacturing facilities in China as well as other facilities in the United States and China used for design, development, distribution and sales and administrative purposes.
Competitive Strengths and Business Strategy
     Brown Shoe’s mission is to inspire people to feel good and live better... feet first. The following strengths serve as a foundation for this mission and for our business strategy:
     Complementary Retail-Wholesale Platform. We believe that our complementary retail-wholesale platform allows us to capture a significant market share of the footwear industry. Through this platform, we gain key consumer insights by working with our vendors, customers and industry partners. Our Famous Footwear stores offer branded value-priced athletic, casual and dress footwear for the entire family. Famous Footwear sells various Company-owned and licensed products which are sold to Famous Footwear by our Wholesale Operations segment at a profit and represent approximately 15% of Famous Footwear net sales of footwear. Our Naturalizer retail stores provide us with a dedicated channel to showcase our popular Naturalizer brand of women’s footwear. Our Via Spiga and Sam Edelman retail stores allow us to showcase the Via Spiga and Sam Edelman brands, respectively. In our Wholesale Operations segment, we design, source and market branded and private label women’s, men’s and children’s footwear across a wide range of styles and price points to over 2,000 retailers, including national chains, department stores, mass merchandisers, independent retailers, catalogs and online retailers throughout the United States and Canada as well as approximately 50 other countries. We believe the insights into consumer trends that we gain at our Famous Footwear and specialty retail stores allow us to adjust both our retail and wholesale product offerings to address these trends. We believe that our complementary and flexible retail-wholesale platform is well-positioned to respond to and benefit from changing consumer trends in the footwear industry.
     Portfolio of Established Brands in Key Consumer Focus Areas. We have built a portfolio of well-known footwear brands with broad consumer appeal, and we are focusing our efforts on three broad consumer trends that we believe provide long-term opportunities for growth: Family, Healthy Living and Contemporary Fashion. Our brands are targeted to specific customer segments representing different styles and taste levels in these three key areas and we continue to evolve our portfolio of brands to meet the demands of our customers. Famous Footwear is a leading family branded footwear retailer whose primary target customers are active, contemporary moms who seek brands and the latest styles at a value for themselves and their families. Naturalizer, Dr. Scholl’s and our recently acquired athletic and outdoor footwear brands (Avia, rykä and AND 1) provide customers with comfort, health and wellness and performance footwear. Our contemporary fashion brands, including Sam Edelman, Franco Sarto, Via Spiga, and Vera Wang Lavender provide stylish and sophisticated footwear to consumers.
     Strong Consumer Connections Across Multiple Channels. Our Wholesale Operations’ customers include national chains, department stores, mass merchandisers, independent retailers, catalogs and online retailers. According to NPD Group’s Point of Sale Tracking Service, we ranked number two in terms of dollar sales of women’s fashion footwear sold through department stores, national chains, national shoe chains, and athletic specialty stores for the calendar year 2010. We have earned a strong reputation among our customers by consistently providing them with differentiated branded and private label footwear at competitive prices. Our acquisition of ASG adds the element of athletic footwear to comfort and fitness offerings, to better position us to meet consumer demand for products that support active and healthy lifestyles. ASG company sales ranked seventh in the U.S. performance athletic footwear market for the calendar year 2010, according to NPD Group’s Point of Sale Tracking Service. We believe that our strong and long-standing consumer connections will be an important component of our future success.
     Famous Footwear has a customer loyalty program that informs and rewards frequent customers with product previews, earned incentives based upon purchase continuity, and other periodic promotional offers. In 2010, more than half of our Famous Footwear net sales were generated by our Rewards members. Additionally, continued focus on social media is building a stronger connection with our customers, allowing us to both listen to and communicate with our core market. We will continue to seek to expand ways for customers to connect to our brands (beyond email, Facebook, Twitter, YouTube and proprietary mobile applications) to drive our fans from the digital world into profitable and loyal customers in our multi-channel selling environments.
     Global Design and Sourcing Expertise. We believe that one of the key contributors to our success is our global design and sourcing expertise. We maintain design teams for our brands in St. Louis, Missouri, New York and China as well as other select fashion locations, including Italy. We have sourcing and product development offices in China, Hong Kong, Italy, Macau, New York City and St. Louis and through an agent partnership in Brazil and Central America. We source product through a global network of third-party independent footwear manufacturers operating approximately 100 manufacturing facilities.
     We attribute our ability to achieve consistent quality, competitive prices and on-time delivery to the breadth of our established relationships. Additionally, in our Dongguan, China, and our Putien, China, offices, we operate a total of four sample-making facilities with unique and diverse capabilities, including footwear for women, men and children, providing speed, control and execution in product development. We believe we are able to source footwear at various price levels throughout the world and shift sourcing to alternative countries, over time, based upon trade conditions, economic advantages, production capabilities and other factors.
     Increased Differentiation at Famous Footwear. Our strategy is to enhance Famous Footwear’s reputation as a leading footwear retailer for families and to grow our store base. We aim to accomplish this strategy by:
•	Opening new stores in targeted markets, including an expected five net new stores in fiscal 2011 and 25 net new stores in fiscal 2012 and 2013;

•	Enforcing stricter opening and closing criteria leading to new stores performing at over $200 per square foot, while closing underperforming stores;

•	Reaching target consumers through innovative marketing, including in-store media campaigns and strengthening “Make Today Famous” across all customer touchpoints;

•	Working with our suppliers to provide compelling branded value-priced footwear, including current styles and exclusive offerings;

•	Providing a convenient, consumer-oriented shopping experience; and

•	Strengthening position as the destination for fitness and healthy living footwear in the family channel.
     Grow Sales of our Brand Portfolio. We plan to increase sales of our owned and licensed brands, including those added through the acquisition of ASG, by:
•	Continuing to focus on healthy living and contemporary fashion;

•	Increasing the style component of our offerings and delivering compelling product to build brand preference;

•	Continuing to add design talent to meet the changing demands of the consumer;

•	Increasing floor space with our existing retail customers and penetrating new retail accounts; and

•	Strengthening brand awareness among retailers and consumers through continued marketing and brand-building activities.

THE EXCHANGE OFFER
     On May 11, 2011, we issued $200,000,000 aggregate principal amount of 7⅛% Senior Notes due 2019, the original notes to which the exchange offer applies, to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable securities laws. In connection with the sale of the original notes to the initial purchasers, we entered into a registration rights agreement pursuant to which we agreed, among other things, to deliver this prospectus to you, to commence this exchange offer and to use our commercially reasonable efforts to complete the exchange offer within 180 days of the issuance of the original notes. The summary below describes the principal terms and conditions of the exchange offer. Some of the terms and conditions described below are subject to important limitations and exceptions. See “The Exchange Offer” for a more detailed description of the terms and conditions of the exchange offer and “Description of the Exchange Notes” for a more detailed description of the terms of the exchange notes.

The Exchange Offer	We are offering to exchange up to $200,000,000 aggregate principal amount of our new 7⅛% Senior Notes due 2019, which have been registered under the Securities Act, in exchange for your original notes. The form and terms of these exchange notes are identical in all material respects to the original notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the original notes.

To exchange your original notes, you must properly tender them, and we must accept them. We will accept and exchange all original notes that you validly tender and do not validly withdraw. We will issue registered exchange notes promptly after the expiration of the exchange offer.

Resale of exchange notes	Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the exchange notes offered in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:
•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate in and have no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and

•	you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires exchange notes for its own account in exchange for original notes must represent that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. During the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for original notes which it acquired through market-making activities or other trading activities.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 6, 2011, unless we extend the expiration date.

Accrued Interest on the Exchange Notes and the Original Notes

The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes or, if no interest has been paid, from the date of original issuance of the original notes. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes. Any original notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes	Each holder of original notes that wishes to tender their original notes must either:
•	complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the original notes), to the exchange agent; or

•	if original notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with The Depository Trust Company, or DTC, to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or

•	comply with the procedures set forth below under “—Guaranteed Delivery Procedures.”

Holders of original notes that tender original notes in the exchange offer must represent that the following are true:
•	the holder is acquiring the exchange notes in the ordinary course of its business;

•	the holder is not participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and

•	the holder is not an “affiliate” of us within the meaning of Rule 405 of the Securities Act.

Do not send letters of transmittal, certificates representing original notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal. We could reject your tender of original notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal. See “Risk Factors—There are significant consequences if you fail to exchange your original notes” for further information.

Special Procedures for
Tenders by Beneficial Owners of Original Notes	If:
•	you beneficially own original notes;

•	those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and

•	you wish to tender your original notes in the exchange offer,

please contact the registered holder as soon as possible and instruct it to tender on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Guaranteed Delivery Procedures	If you hold original notes in certificated form or if you own original notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those original notes but:
•	your original notes are not immediately available;

•	time will not permit you to deliver the required documents to the exchange agent by the expiration date; or

•	you cannot complete the procedure for book-entry transfer on time,

you may tender your original notes pursuant to the procedures described in “The Exchange Offer—Procedures for Tendering Original Notes—Guaranteed Delivery.”

Withdrawal Rights	You may withdraw your tender of original notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in “The Exchange Offer—Withdrawal Rights.”

Effect on Holders of Outstanding Original Notes
As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered original notes, we will have fulfilled our obligations under the registration rights agreement. Accordingly, there will be no liquidated or other damages payable under the registration rights agreement if original notes were eligible for exchange, but not exchanged, in the exchange offer.

If you do not tender your original notes or we reject your tender, your original notes will remain outstanding and will be entitled to the benefits of the indenture governing the notes. Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the original notes.

Any trading market for the original notes could be adversely affected if some but not all of the original notes are tendered and accepted in the exchange offer.

Material U.S. Federal Income and Estate Tax Consequences	Your exchange of original notes for exchange notes should not be treated as a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income and Estate Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the exchange notes. We have used a portion of the net proceeds of the offering of the original notes to fund the repurchase, repayment or other discharge of all of our $150 million in principal amount 8 3/4% Notes. We have used the remaining net proceeds from the offering of the original notes for general corporate purposes, including to repay amounts outstanding under our existing revolving credit facility.

Acceptance of Original Notes and Delivery of Original Notes
We will accept for exchange any and all original notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the exchange notes promptly after the expiration date.

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent for the exchange offer. The address and telephone number of the exchange agent are provided in this prospectus under “The Exchange Offer—Exchange Agent” and in the letter of transmittal.

SUMMARY OF TERMS OF EXCHANGE NOTES
     The form and terms of the exchange notes will be identical in all material respects to the form and terms of the original notes, except that the exchange notes:
•	will have been registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the original notes; and

•	will not contain provisions relating to an increase in the interest rate borne by the original notes under circumstances related to the timing of the exchange offer.
     The exchange notes represent the same debt as the original notes and are governed by the same indenture, which is governed by New York law. A brief description of the material terms of the exchange notes follows:

Issuer	Brown Shoe Company, Inc.

Securities	$200.0 million in principal amount of 7⅛% senior notes due 2019.

Maturity	May 15, 2019.

Interest	Annual rate: 7⅛%.
Payment frequency: every six months on May 15 and November 15. First payment: November 15, 2011.

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Ranking	The notes will be our general unsecured unsubordinated obligations. Accordingly, they will rank:
•	equally with all of our existing and future unsecured unsubordinated debt;

•	effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our existing revolving credit agreement;

•	senior to of any of our existing or future subordinated debt; and

•	structurally behind all of the liabilities of our subsidiaries that are not guarantors, including trade payables.

Assuming we had completed the acquisition of ASG, the offering of the original notes, and the repurchase or redemption of all of the 8 3/4% Notes described in this prospectus, all as of April 30, 2011, we would have had $443.2 million of debt outstanding, $244.7 million of which would have been secured debt. As of April 30, 2011, our non-guarantor subsidiaries had liabilities of $96.6 million.

Guarantees	The notes will be initially guaranteed on a senior unsecured basis by each of our restricted subsidiaries that is an obligor or guarantor under our existing revolving credit facility.

The guarantees will be general unsecured unsubordinated obligations of the guarantors. Accordingly, they will rank equally with all unsecured unsubordinated debt of the guarantors, effectively subordinated to all secured debt of the guarantors to the extent of the assets securing such debt (including the guarantees by the guarantors of obligations under our existing revolving credit agreement), and senior to all existing and future subordinated debt of the guarantors.

Optional Redemption	Prior to May 15, 2014, we may redeem some or all of the notes at a redemption price equal to the sum of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, plus a “make whole” premium specified in this prospectus. We may redeem some or all of the notes at any time on or after May 15, 2014 at the redemption prices described in this prospectus under the caption “Description of Notes—Optional Redemption.”

In addition, on or before May 15, 2014, we may redeem up to 35% of the notes with the net cash proceeds from certain equity offerings at the redemption price listed in “Description of Notes—Optional Redemption.” However, we may only make such redemptions if at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption.

Change of Control	If we experience specific kinds of changes in control, we must offer to purchase the notes at 101% of their face amount, plus accrued interest.

Certain Covenants	The indenture governing the notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:
•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

Certain of these covenants will be suspended if the notes are assigned an investment grade rating by both S&P and Moody’s and no default has occurred and is continuing. If either rating on the notes should subsequently decline to below investment grade, the suspended covenants will be reinstated. These covenants contain important exceptions, limitations and qualifications. For more details, see “Description of Notes.”

Absence of an Established Public Market for the Exchange Notes
The exchange notes will be new securities for which there is currently no market. We do not intend to apply for a listing of the exchange notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Trustee	Wells Fargo Bank, National Association

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors	See “Risk Factors,” beginning on page 19 of this prospectus and the other information in or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

Summary Financial Data for Brown Shoe
     The following table sets forth summary consolidated historical financial and other data for the periods ended and as of the dates indicated. Our summary financial data presented below for and as of the end of each of the last three fiscal years are derived from our audited consolidated financial statements incorporated by reference into this prospectus. This information is only a summary and should be read in conjunction with Brown Shoe’s audited consolidated financial statements and notes thereto included in our 2010 Annual Report, which is incorporated by reference into this prospectus. The summary consolidated financial data for the fiscal quarters ended May 1, 2010 and April 30, 2011 is derived from our unaudited consolidated financial statements incorporated by reference into this prospectus and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. In the opinion of management, our unaudited consolidated financial statements for the fiscal quarters ended May 1, 2010 and April 30, 2011 include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. Results from past periods are not necessarily indicative of results that may be expected for any future period.

Fiscal Quarter Ended (2)
Fiscal Year Ended (1)	May 1,	April 30,
January 31,	January 30,	January 29,	2010	2011
2009	2010	2011	(Unaudited)	(Unaudited)
(dollars in millions)	(dollars in millions)
Statement of Earnings Data:
Net sales	$2,276.4	$2,242.0	$2,504.1	$597.7	$624.6
Cost of goods sold	1,394.2	1,338.9	1,500.5	350.1	374.8

Gross profit	882.2	903.1	1,003.6	247.6	249.8
Selling and administrative expenses	851.8	859.7	923.0	224.6	235.5
Restructuring and other special charges, net	54.3	11.9	7.9	1.7	1.7
Impairment of goodwill and intangible assets	149.2	—	—	—	—
Equity in net loss of nonconsolidated affiliate	0.2	—	—	—	—

Operating (loss) earnings	(173.3)	31.5	72.7	21.3	12.6
Interest expense	(17.1)	(20.2)	(19.7)	(4.5)	(6.7)
Interest income	1.8	0.4	0.2	—	0.1

(Loss) earnings before income taxes	(188.6)	11.7	53.2	16.8	6.0
Income tax benefit (provision)	53.8	(1.3)	(16.1)	(6.3)	(2.4)

Net (loss) earnings	$(134.8)	$10.4	$37.1	$10.5	$3.6

Less: Net (loss) earnings attributable to noncontrolling interests	(1.6)	0.9	(0.1)	0.5	(0.1)

Net (loss) earnings attributable to Brown Shoe Company, Inc.	$(133.2)	$9.5	$37.2	$10.0	$3.7

Other Financial Data:
Net cash provided by (used for)
Operating activities	$34.3	$118.1	$(2.3)	$42.1	$3.7
Investing activities	(81.1)	(50.0)	(54.8)	(11.3)	(163.2)
Financing activities	79.0	(30.0)	57.3	(97.6)	85.7
Depreciation and amortization	54.9	51.1	50.3	12.3	14.3
Purchases of property and equipment	60.4	24.9	30.8	(5.1)	(7.1)
Capitalized software	16.3	25.1	24.0	(6.2)	(2.6)
Ratio of Earnings to Fixed Charges (3)	N/A	1.22	x	2.09	x	2.39	x	1.45	x
Pro Forma Ratio of Earnings to Fixed Charges (3) (4)	2.22	x	1.73	x
Balance Sheet Data (at end of period):
Cash and cash equivalents	$86.9	$125.8	$126.5	$59.5	$54.2
Working capital	279.3	294.2	296.4	307.4	198.7
Total assets	1,026.0	1,040.2	1,148.0	954.4	1,240.6
Total debt	262.5	244.5	348.0	150.0	438.0
Total shareholders’ equity	402.2	411.2	415.9	420.2	419.8
Operating Data:
Number of stores (at end of period):
Famous Footwear	1,138	1,129	1,110	1,134	1,112
Specialty Retail	306	282	259	269	252
Same store sales change (5):
Famous Footwear	(4.7)%	0.5%	10.5%	15.5%	(3.9)%
Specialty Retail	(3.4)%	0.8%	6.6%	16.2%	(1.0)%

(1)	All fiscal years include 52 weeks.

(2)	Each fiscal quarter includes 13 weeks.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges, and fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of operating lease rentals deemed representative of the interest factor. In the fiscal year ended January 31, 2009, earnings were insufficient to cover fixed charges by $188.8 million.

(4)	Pro forma ratio of earnings to fixed charges reflects the acquisition of ASG as if it occurred on January 31, 2010.

(5)	Same store sales changes are calculated by comparing the sales in stores that have been open at least 13 months. This method avoids the distorting effect that grand opening sales have in the first month of operation. Relocated stores are treated as new stores. Closed stores are excluded from the calculation. Same store sales is not a measure of financial performance under GAAP. Same store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

Summary Financial Data for ASG
     The summary financial data for ASG presented below for and as of the end of each of the last two fiscal years are derived from ASG’s audited consolidated financial statements. This information is only a summary and should be read in conjunction with ASG’s audited consolidated financial statements and the notes thereto included in this prospectus and in our Current Report on Form 8-K/A, filed with the SEC on April 22, 2011, which is incorporated by reference into this prospectus.

	Fiscal Year Ended
	December 31,	December 31,
	2009	2010
	(dollars in millions)
Statement of Income Data:
Revenues, net	$176.2	$231.7
Cost of sales	113.2	144.2

Gross profit	63.0	87.5

Selling, general and administrative expenses	58.4	62.0
Other expenses, net	2.6	0.6
Interest expense	1.1	0.7
Interest and miscellaneous income	—	(0.6)

Earnings before income taxes	0.9	24.8
Income tax provision	0.5	9.8

Net income	$0.4	$15.0

Noncontrolling interest in (income) loss of consolidated subsidiaries	(0.1)	0.2

Net income attributable to American Sporting Goods Corporation and Subsidiaries	$0.3	$15.2

Other Financial Data:
Net cash provided by (used in)
Operating activities	$7.8	$19.1
Investing activities	(0.9)	(4.6)
Financing activities	(3.1)	(14.5)
Depreciation and amortization	4.3	4.0
Purchases of property, plant and equipment	2.2	4.6
Balance Sheet Data (at end of period):
Cash and cash equivalents	$5.3	$5.9
Working capital	37.2	53.0
Total assets	106.4	114.9
Total debt and capital lease obligations	26.1	11.6
Total stockholders’ equity	56.4	72.0

Summary Unaudited Pro Forma Condensed Consolidated Financial Data
     The following table sets forth our summary unaudited pro forma condensed consolidated financial data, giving effect to the acquisition of ASG as if it had occurred on the dates indicated below and after giving effect to the pro forma adjustments. The summary unaudited pro forma condensed consolidated statement of earnings for the fiscal year ended January 29, 2011 has been derived from the audited statement of earnings for our fiscal year 2010 and ASG’s audited statement of income for ASG’s fiscal year 2010 and gives effect to the consummation of the acquisition as if it occurred on January 31, 2010. The unaudited pro forma condensed consolidated balance sheet as of January 29, 2011 has been derived from our audited balance sheet as of January 29, 2011 and ASG’s audited balance sheet as of December 31, 2010, adjusted to give effect to the acquisition as if it occurred on January 29, 2011. The summary unaudited pro forma condensed consolidated statement of earnings for the fiscal quarter ended April 30, 2011 has been derived from the unaudited statement of earnings for our first quarter 2011 and ASG’s unaudited statement of income for ASG’s first quarter 2011 and gives effect to the consummation of the acquisition as if it occurred on January 31, 2010. The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated on the date indicated or that will be achieved in the future. We have presented the pro forma condensed consolidated statement of earnings for our fiscal year 2010 because we believe investors may find such data to be a useful measure of our recent operating performance.
     The pro forma adjustments and allocation of purchase price are preliminary and are based on our estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual assets and liabilities of ASG that exist as of the date of the acquisition. Any final adjustments may materially change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a significant change to the unaudited pro forma condensed consolidated financial data presented below.
     The unaudited pro forma condensed consolidated financial data below are only a summary and should be read in conjunction with ASG’s audited consolidated financial statements and the notes thereto included in this prospectus, and Brown Shoe’s audited consolidated financial statements and notes thereto included in our 2010 Annual Report, which is incorporated by reference into this prospectus.

	Fiscal Year Ended	Fiscal Quarter Ended
	January 29, 2011	April 30, 2011
	(dollars in millions)
Statement of Earnings Data:
Net sales	$2,718.6	$632.6
Cost of goods sold	1,638.9	377.4

Gross profit	1,079.7	255.2
Selling and administrative expenses	980.1	238.1
Restructuring and other special charges, net	6.8	0.2

Operating earnings	92.8	16.9
Interest expense	(25.6)	(7.0)
Interest income	0.3	0.1

Earnings before income taxes	67.5	10.0
Income tax provision	(21.7)	(3.4)

Net earnings	$45.8	$6.6

Net loss attributable to non controlling interests	(0.4)	—

Net earnings attributable to Brown Shoe Company, Inc.	$46.2	$6.6

	Fiscal Year Ended	Fiscal Quarter Ended
	January 29, 2011	April 30, 2011
	(dollars in millions)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$132.4
Working capital	201.9
Total assets	1,350.8
Total debt (1)	510.2
Total shareholders’ equity	410.7
Other Financial Data:
Depreciation and amortization	$56.3	$14.6
Purchases of property and equipment	35.4	7.1
Capitalized software	24.0	2.6
Net loss attributable to noncontrolling interests	(0.4)	—
Net earnings attributable to Brown Shoe Company, Inc.	46.2	6.6

(1)	Total debt is defined as long-term debt plus borrowings under revolving credit agreement.

RISK FACTORS
     You should carefully consider each of the following risks and all of the other information included or incorporated by reference in this prospectus before deciding to participate in the exchange offer described in this prospectus. Some of the following risks relate principally to your participation or failure to participate in the exchange offer and ownership of our exchange notes. Other risks relate principally to our business in general and the industry in which we operate. Our business, financial condition or results of operations could be materially adversely affected due to any of these risks.
Risks Relating to the Exchange Offer
There are significant consequences if you fail to exchange your original notes.
     We did not register the original notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the original notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your original notes in the exchange offer, you will lose your right to have the original notes registered under the Securities Act, subject to certain limitations. If you continue to hold original notes after the exchange offer, you may be unable to sell the original notes. Original notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.
You cannot be sure that an active trading market for the exchange notes will develop.
     There is no existing market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange. We do not know if an active public market for the exchange notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the exchange notes, the ability of holders to sell their exchange notes or the price at which holders may sell their exchange notes. In addition, the liquidity and the market price of the exchange notes may be adversely affected by changes in the overall market for securities similar to the exchange notes, by changes in our financial performance or prospects and by changes in conditions in our industry.
You must follow the appropriate procedures to tender your original notes or they will not be exchanged.
     The exchange notes will be issued in exchange for the original notes only after timely receipt by the exchange agent of the original notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your original notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of original notes for exchange. Original notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the original notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

Risks Relating to the Notes
Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations under the notes.
     We have now, and will continue to have after the exchange offer, a significant amount of debt. In connection with our acquisition of ASG, we exercised our option to increase the amount of availability under our revolving credit facility by $150 million, from $380 million to $530 million. As of April 30, 2011, assuming we had completed the acquisition of ASG, the offering of the original notes, and the Tender Offer as of such date and subsequent redemption of the balance of our 8 3/4% Notes, we would have had $443.2 million of total debt.
     Our substantial amount of debt could have important consequences to you. For example, it could:
•	make it more difficult for us to satisfy our obligations under the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared with competitors that have less debt; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.
     In addition, borrowings under our existing revolving credit agreement bear interest at variable rates. If market interest rates increase, we will have higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.
Despite our current levels of debt, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.
     We may be able to incur additional debt in the future. The terms of our existing revolving credit agreement and the indenture governing the notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. As of April 30, 2011, assuming we had completed the acquisition of ASG, the offering of the original notes, and consummated the Tender Offer and subsequent redemption of the balance of our 8 3/4% Notes, our existing revolving credit agreement would have permitted additional borrowings of up to $256.1 million. In addition, the revolving credit agreement provides for up to an additional $150.0 million of optional availability pursuant to a provision commonly referred to as an “accordion feature,” subject to the satisfaction of certain conditions. If new debt is added to our current debt levels, the related risks we could face would be magnified.
Although these notes are referred to as “senior notes,” they will be effectively subordinated to our and the subsidiary guarantors’ secured debt.
     The notes, and each guarantee of the notes, are unsecured and therefore will be effectively subordinated to any secured debt we, or the relevant guarantor, may incur to the extent of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving us or a guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. As of April 30, 2011, assuming we had completed the acquisition of ASG, the offering of the original notes, and consummated the Tender Offer and subsequent redemption of the balance of our 8 3/4% Notes, as of such date, we would have had $244.7 million of secured debt outstanding, all of which would have been secured debt under our existing revolving credit agreement, and up to $256.1 million of additional availability under our existing revolving credit agreement. The notes will be effectively subordinated to any borrowings under our existing revolving credit agreement and future secured debt. See “Description of Certain Indebtedness.” The indenture governing the notes will allow us to incur a substantial amount of additional secured debt.
Not all of our subsidiaries will guarantee the notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.
     The guarantors of the notes will not include all of our subsidiaries. In particular, our foreign subsidiaries (other than Brown Shoe Company of Canada Ltd), certain of our domestic subsidiaries, our inactive domestic subsidiaries and all of our future unrestricted subsidiaries will not guarantee the notes. Payments on the notes are only required to be made by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. In 2010, our non-guarantor subsidiaries had net sales of $216.6 million, or 8.0% of our pro forma consolidated net sales for such period, and earnings before income taxes of $14.4 million, or 21.3% of our pro forma consolidated earnings before income taxes for such period. At April 30, 2011, our non-guarantor subsidiaries had total assets of $181.2 million.
     In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables. As of April 30, 2011, our non-guarantor subsidiaries had $96.6 million of liabilities.
To service our debt, we will require a significant amount of cash, which may not be available to us.
     Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund our operations and our planned capital expenditures, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our existing revolving credit agreement and our other debt agreements, including the indenture governing the notes, and other agreements we may enter into in the future. Specifically, our ability to borrow under our existing revolving credit agreement is limited to the lesser of the total commitments and the borrowing base, which is based on stated percentages of the sum of eligible accounts receivable and inventory, as defined, less applicable reserves. In addition, if excess availability under this facility falls below the greater of (i) 12.5% of the lesser of (x) the borrowing base or (y) the total commitments and (ii) $35.0 million, we will be subject to minimum fixed charge coverage ratio requirements. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our existing revolving credit agreement or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs.
     In addition, prior to the repayment of the notes, we will be required to refinance our existing revolving credit facility. We cannot assure you that we will be able to refinance any of our debt, including our existing revolving credit facility, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:
•	sales of assets;

•	sales of equity; and/or

•	negotiations with our lenders to restructure the applicable debt.
     Our existing revolving credit agreement, any future credit agreements we may enter into from time to time and the indenture governing the notes may restrict, or market or business conditions may limit, our ability to do some of these things.
     If we are unable to meet our debt service obligations under the notes or our revolving credit facility, the holders of the notes and the lenders under our revolving credit facility would have the right, following the applicable cure periods, to cause the entire principal amount of such obligations to become immediately due and payable. If the amounts outstanding under these instruments are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to the lenders under our revolving credit facility or holders of the notes.
The agreements governing our debt, including the notes and our existing revolving credit agreement, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.
     Our existing agreements impose and future financing agreements are likely to impose, operating and financial restrictions on our activities. These restrictions require us, under certain circumstances, to maintain a minimum fixed charge coverage ratio, and limit or prohibit our ability to, among other things:
•	incur additional debt and issue preferred stock;

•	create liens;

•	redeem and/or prepay certain debt;

•	pay dividends on our stock or repurchase stock;

•	make certain investments;

•	engage in specified sales of assets;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in consolidations, mergers and acquisitions;

•	make certain capital expenditures; and

•	restrict our subsidiaries’ ability to pay dividends and make other distributions.

     These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.
     Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.
The guarantees may not be enforceable because of fraudulent conveyance laws.
     The guarantors’ guarantees of the notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of our or the guarantors’ unpaid creditors. Under these laws, if in such a lawsuit a court were to find that, at the time a guarantor incurred debt (including debt represented by the guarantee), such guarantor:
•	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor:
–	was insolvent or was rendered insolvent by reason of the related financing transactions;

–	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

–	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes, then the court could void the guarantee or subordinate the amounts owing under the guarantee to the guarantor’s presently existing or future debt or take other actions detrimental to you.
     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:
•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

     If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of a guarantee will constitute a default under the indenture, which default would cause all outstanding notes to become immediately due and payable.
     We believe that, at the time the guarantors initially incur the debt represented by the guarantees, the guarantors:
•	will not be insolvent or rendered insolvent by the incurrence;

•	will have sufficient capital to run our or their businesses effectively; and

•	will be able to pay obligations on the notes and the guarantees as they mature or become due.
     In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions.
We may be unable to make a change of control offer required by the indenture governing the notes, which would cause defaults under the indenture governing the notes, our existing revolving credit agreement and our other financing arrangements.
     The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the date of the purchase. The terms of our existing revolving credit agreement will require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our existing revolving credit agreement and other financing agreements will not allow the repurchases. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”
If the notes are rated investment grade certain covenants contained in the indenture will be suspended and you will lose the protection of these covenants unless or until the notes subsequently are rated below investment grade.
     The indenture contains certain covenants that will be suspended for so long as the notes are rated investment grade. These covenants restrict, among other things, our and our restricted subsidiaries’ ability to, among other things:
•	make restricted payments;

•	incur debt;

•	engage in transactions with affiliates; and

•	engage in certain sales of assets and make offers to repurchase notes.

     Because these restrictions will not apply when the notes are rated investment grade, we may be able to incur additional debt and consummate transactions that may impair our ability to satisfy our obligations with respect to the notes. In addition, we would not be required to make an offer to repurchase the notes with the excess proceeds of any asset sales during the suspension of the covenant restricting our ability to engage in certain asset sales. These covenants will only be restored if the credit ratings assigned to the notes later fall below investment grade and actions taken while the notes were rated investment grade will remain in effect. See “Description of Notes—Certain Covenants—Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade.”
Risks Relating to Our Business
Economic conditions may adversely impact demand for our products, reduce access to credit and cause our customers and others with whom we do business to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition and cash flows.
     During 2008 and 2009, worldwide economic conditions deteriorated in many countries and regions, including the United States. Despite some positive trends during the second half of 2009 and throughout 2010, business conditions may remain difficult for the foreseeable future. Consumer spending is affected by many factors, including, among others, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, health care costs, currency exchange rates, taxation, gasoline prices, real estate values, foreclosure rates, unemployment trends, economic consequences of military action or terrorist activities and other matters that influence consumer confidence and spending. Many of these factors are outside of our control and may have a negative impact on our sales and margins. Our customers’ purchases, including our products, could decline during periods when disposable income is lower, when prices increase in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If we encounter increases in our product costs, these may not be offset by comparable rises in the income of consumers of our products. These consumers may choose to purchase fewer of our products or purchase lower-priced products of our competitors in response to higher prices for our products or may choose not to purchase our products at prices that reflect our price increases that become effective from time to time. If any of these events occur, or if unfavorable economic conditions further challenge the consumer environment, our business, results of operations, financial condition and cash flows could be adversely affected.
     In addition, economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, product suppliers, insurers, logistics and other service providers and financial institutions that are counterparties to our credit facilities and derivatives transactions. Our customers may experience diminished liquidity that could result in an increase in our credit risk, or our customers may encounter an inability to obtain credit to finance purchases of our products. If third parties on which we rely for goods or services are unable to overcome difficulties resulting from the deterioration in worldwide economic conditions and provide us with the materials and services we need, or if counterparties to our credit facilities or derivatives transactions do not perform their obligations, our business, results of operations, financial condition and liquidity could be adversely affected. For example, over the last few years, we experienced some disruption in product sourcing as a result of certain unforeseen factory closures. While the financial consequences to the Company of these closures were not material, the impact of many closures of major facilities may have an adverse effect on product sourcing. We attempt to mitigate this risk in a variety of ways, including diversification among factories, but such risk to our business and results of operations cannot be completely eliminated.
We face risks relating to competition.
     Competition is intense in the footwear industry. Certain of our competitors are larger and have greater financial, marketing and technological resources than we do. In addition, there are low barriers of entry into this industry and new companies may enter the markets in which we compete, further increasing competition in the industry. Our success depends upon our ability to remain competitive in the areas of style, price, quality, location and service, among others, and in part on our ability to anticipate and respond to changing merchandise and fashion trends and consumer preferences and demands in a timely manner. The industry has also been impacted by retailers aggressively competing on the basis of price. Accordingly, there has been competitive pressure on us to keep our selling prices low. Additionally, retailers are increasingly relying on private label brands, which compete with our products directly. Further, these retailers, in some cases, are deciding to source more of their products directly from manufacturers overseas, reducing their reliance on wholesalers. If we are unable to respond effectively to these competitive pressures, our business and results of operations may be adversely affected.
We face risks related to the maintenance of proper inventory levels.
     We place orders with manufacturers for some of our products prior to the time we receive all of our customers’ orders. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. We also maintain an inventory of certain products that we anticipate will be in greater demand. We may fail to gauge the fashion tastes of consumers or differentiate our retail and wholesale offerings. Also, current economic conditions make it increasingly difficult for us and our customers to accurately forecast product demand trends, and we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair the brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, negatively impact our sales results and diminish brand awareness.
We face risks relating to changes in consumer preferences.
     The footwear industry is subject to rapidly changing consumer demands and fashion trends. Accordingly, our success in both our wholesale and retail operations depends in large part on our ability to anticipate, understand and react to changing consumer demands. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. The success of our products, merchandising strategies and marketing strategies and programs will also depend on a favorable reception by our customers. Furthermore, consumer preferences and purchasing patterns may be influenced by consumers’ disposable income, which could impact the success of our operations.
We rely on foreign sources of production.
General
     We rely almost entirely on foreign sourcing for our footwear products. We source footwear products from independent third-party manufacturing facilities located in China and, to a much lesser extent, Brazil and other countries. At times, we are a major customer of these third-party manufacturing facilities. However, there is substantial competition in the footwear industry for quality footwear manufacturers. Accordingly, our future results will partly depend on maintaining close working relationships with our principal manufacturers.
     As is common in the industry, we do not have any long-term contracts with our independent third-party foreign manufacturers. We cannot ensure that we will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, failure to meet production deadlines, increases in manufacturing costs or failure to meet our quality standards. Foreign manufacturing is subject to a number of risks, including work stoppages, political instability, expropriation, nationalization, foreign currency fluctuations, changing economic conditions, the imposition of tariffs, import and export controls and other non-tariff barriers and changes in governmental policies or climate change legislation. These risks, as well as other factors outside of our control, such as manufacturing or shipping delays or quality problems, could disrupt the manufacturing process and timeliness of merchandise deliveries and result in lost sales, order cancellations or excessive markdowns, any of which could have an adverse effect on our business, results of operations and financial condition.
     We require our third-party foreign manufacturers to meet our standards and footwear-industry standards for working conditions and other matters, including compliance with applicable labor, environmental and other laws, before we place orders with them to manufacture products for us. A failure by any of our third-party manufacturers to adhere to these standards or laws could cause us to incur additional costs for our products and could cause negative publicity and harm our business and reputation. We also require our third-party foreign manufacturers to meet our and industry standards for product safety, including compliance with applicable laws and standards with respect to lead content in paint and other safety issues. A failure by any of our third-party manufacturers to adhere to product safety standards could lead to a product recall, which could result in critical media coverage and harm our business and reputation and could cause us to incur additional costs.
     We cannot predict whether additional United States or foreign customs quotas, duties, taxes or other changes or restrictions will be imposed upon the importation of foreign produced products in the future or what effect such actions could have on our business, financial condition or results of operations.
     Furthermore, our products depend on the availability of leather and other raw materials. Any significant shortage of quantities or increases in the cost of leather or other materials or resources used to produce our products could have a material adverse effect on our business and results of operations.
China
     We rely heavily on manufacturing facilities located in China. Historically, the trade relationship between the United States and China has not had a material adverse effect on our business, financial condition or results of operations. There have been, however, and may in the future be, threats to the trade relationships between the United States and China. There can be no assurance that the trade relationship between the United States and China will not worsen, and if it does worsen, that our financial condition or results of operations will not be materially adversely affected thereby.
     We cannot predict the effect that changes in the economic and political conditions in the United States and China could have on the economics of doing business with Chinese manufacturers. Examples include, but are not limited to, the following:
•	manufacturing capacity in China may shift from footwear to other industries with manufacturing margins that are perceived to be higher;

•	growth in domestic footwear consumption in China could lead to a significant decrease in factory space available for the manufacture of footwear to be exported; and

•	currently, many footwear manufacturers in China are facing labor shortages as migrant workers seek better wages and working conditions in other industries and vocations.
     Any of the conditions described above, including the continuation of certain trends identified, could adversely affect our current manufacturers’ operations and the ability to source footwear from these manufacturers, and we may experience difficulties or delays in sourcing our footwear as well as higher footwear costs.
     Although we believe we could find alternative manufacturing sources for those products we currently source from China through independent third-party manufacturing facilities in other countries, the loss of a substantial portion of our Chinese manufacturing capacity would have a material adverse effect on the Company. For example, alternative manufacturers may have higher prices, less favorable payment terms, less manufacturing capacity, lower quality standards or increased lead times for delivery. If we are unable to provide products consistent with our standards or the manufacture of our footwear is delayed or becomes more expensive, this could result in our customers canceling orders, refusing to accept deliveries or demanding reductions in purchase prices, any of which could have a material adverse effect on our business and results of operations. In addition, the occurrence of a natural disaster, such as an earthquake or hurricane, the outbreak of a pandemic disease in China or any other disaster, such as that caused by a nuclear meltdown in which radioactive material is released into the environment, would severely interfere with the manufacture of our products and have a material adverse effect on the Company.
Currency
     Although we purchase most products from foreign manufacturers in United States dollars and otherwise engage in foreign currency hedging transactions, we cannot ensure that we will not experience cost variations with respect to exchange rate changes. For example, although we purchase footwear made in China using United States dollars, recently Chinese manufacturers have been increasing their United States dollar prices to compensate for the appreciation of the Chinese currency against the United States dollar.
We face risks relating to operating newly acquired manufacturing facilities in China.
     Our acquisition of ASG on February 17, 2011, included manufacturing facilities in China that are now owned and operated by Brown Shoe. Although these facilities account for only a portion of total production of performance athletic footwear and outdoor brands acquired from ASG, these manufacturing operations are subject to a number of potential risks. Such risks include, among others:
•	inflation or changes in political and economic conditions;

•	unstable regulatory environments;

•	changes in import and export duties;

•	domestic and foreign customs and tariffs;

•	potentially adverse tax consequences;

•	trade restrictions;

•	restrictions on the transfer of funds into or out of China;

•	labor unrest and/or shortages; and

•	logistical and communications challenges.
     These risks may have an adverse effect on our Chinese manufacturing operations and on our overall business and results of operations.

     We lease the land where our Chinese manufacturing facilities are located from the Chinese government through land use rights agreements. Although we believe our relationship with the Chinese government is good, if the Chinese government decided to terminate our land use rights agreements, our assets could become impaired, and our ability to meet our customers’ orders could be impacted. This could have a material adverse effect on our business and results of operations.
We face risks relating to customer concentration in our wholesale business.
     Our wholesale customers include national chains, mass merchandisers, department stores, independent retailers, catalogs and online retailers. Several of our customers operate multiple department store divisions. Furthermore, we often sell multiple types of licensed, branded and private-label footwear to these same national chains, mass merchandisers, department stores, independent retailers, catalogs and online retailers. While we believe purchasing decisions in many cases are made independently by the buyers and merchandisers of each of the customers, a decision by a significant customer, including any multiple national chain operators, mass merchandiser, department store, independent retailer, catalog and/or online retailer or any other significant customer, to decrease the amount of footwear products purchased from us could have a material adverse effect on our business, financial condition or results of operations.
     The retail industry has experienced increased consolidation. As this trend continues, our wholesale customers will likely seek more favorable terms for their purchases of our products, which could limit our ability to raise prices or achieve our profit goals. In turn, we may not be able to recoup raw material or other cost increases. Sales on terms less favorable to us than our current terms will have an adverse effect on our profitability. Consolidation could lead to a decrease in the number of stores that carry our products and could expose us to greater concentration of accounts receivable risk. In addition, retailers are deciding to source more of their products directly from manufacturers overseas and reducing their reliance on wholesalers. If retailers continue to increase their direct sourcing of footwear from overseas, this could have a material adverse effect on our business and results of operations.
We are dependent on our information technology systems.
     Our computer network and systems are essential to all aspects of our operations. If there were to be a major disruption of our information technology operations, we believe that we would be able to recover necessary information, but we do not have complete assurance that we would be able to do so. Further, we do not have complete assurance that we would be able to repair our systems to allow us to continue operations without significant business interruption. If a disruption is of a nature that delays or prohibits implementation of recovery arrangements, it could have a material adverse effect on our results of operations.
     To support our business strategy while streamlining and transforming day-to-day operations for our integrated business model, we converted certain of our existing internally developed and certain other third-party applications to an integrated enterprise resource planning (“ERP”) information technology system provided by third-party vendors. While we believe the implementation of these systems provides significant opportunity for us, such a major undertaking carries various risks and uncertainties that could cause actual results to differ materially. These include: (i) changes in the anticipated benefits of strategic business transformation; (ii) our ability to utilize our new information technology system and perform our business processes as designed to successfully execute our strategies; and (iii) the additional risk of future unforeseen issues, interruptions and costs. In the fourth quarter of 2010, we went live on the wholesale portion of our new ERP system, and experienced some delays in the financial statement closing process and timely access to key information used to monitor our business. While we are addressing these issues, the timeline for stabilization of the issues experienced and optimization of benefits expected from the implementation of the ERP system are not now determinable.
We may fail to protect the integrity and security of customer and associate information.
     We routinely possess sensitive customer and associate information and, while we have taken reasonable and appropriate steps to protect that information, if our security procedures and controls were compromised, it could harm our business, reputation, results of operations and financial condition and may increase the costs we incur to protect against such information security breaches, such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud.
We depend on key personnel to manage our business effectively and may be unable to retain senior management and recruit and retain other key associates.
     Our success depends on the ability to attract, retain and motivate qualified management, administrative, product development and sales personnel to support existing operations and future growth. Competition for qualified personnel in the footwear industry is intense, and we compete for these individuals with other companies that in many cases have substantial financial and other resources. The loss of the services of any members of senior management, the inability to attract and retain other qualified personnel, or the inability to effectively transition senior management positions could have a material adverse effect on our business, results of operations and financial condition. We may also be unable to retain key management personnel in businesses that we acquire.
We face risks relating to our licensed and owned intellectual property.
Licenses
     The success of our Wholesale Operations segment to date has been due, in part, to our ability to attract and retain licensors that have strong, well-recognized brands and trademarks. Our license agreements are generally for an initial term of two to four years, subject to renewal, but even where we have longer-term licenses or have an option to renew a license, such agreements are dependent upon our achieving certain results in marketing the licensed products. While we believe we will generally be able to decide whether to renew our existing licenses and obtain new licenses in the future, there can be no assurance we will be able to renew our current licenses or obtain new licenses. In addition, certain of our license agreements are not exclusive, and new or existing competitors may obtain similar licenses.
     Many of our license agreements require minimum royalty payments. Our ability to generate sufficient sales and profitability to cover these minimum royalty requirements is not guaranteed, and if sales of such products are not sufficient to generate these minimum payments, it could have a material adverse effect on our business and results of operations.
Trademarks
     We believe that our trademarks and trade names are important to our business and are generally sufficient to permit us to carry on our business as presently conducted and planned. We cannot, however, know whether we will be able to secure protection for our intellectual property in the future or if that protection will be adequate for future operations. Furthermore, we face the risk of ineffective protection of intellectual property rights in jurisdictions where we source and distribute our products. We also cannot be certain that our activities do not infringe on the proprietary rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability.
We are dependent on leased locations.
     Our Famous Footwear and Specialty Retail segments operate footwear stores. We lease all of these stores. Accordingly, the success of our operations, in part, is dependent on our ability to secure affordable, long-term leases in desirable locations and to secure renewals of such leases. Although we believe that most of our current leases can be renewed on acceptable terms, no assurance can be given that we will be able to successfully negotiate lease renewals on existing stores or to obtain acceptable terms for new stores in desirable locations, and the failure to do so could have an adverse effect on our ability to grow our business and our financial condition and results of operations.
We are dependent on distribution centers.
     We currently use six distribution centers, which serve as the source of replenishment of inventory for our footwear stores operated by our Famous Footwear and Specialty Retail segments and serve our Wholesale Operations segment. If complications arise with certain of our operating distribution centers or these distribution centers are severely damaged or destroyed, our other distribution centers may not be able to support the resulting additional distribution demands and we may be unable to locate alternative persons or entities capable of doing so. This may adversely affect our ability to deliver inventory on a timely basis, which could adversely affect our results of operations.
We are dependent on major branded suppliers.
     Our Famous Footwear retail chain purchases a substantial portion of its footwear products from major branded suppliers. While we believe our relationships with our current suppliers are good, the loss of any of our major suppliers or product developed exclusively for Famous Footwear could have a material adverse effect on our business, financial condition and results of operations. As is common in the industry, we do not have any long-term contracts with our suppliers. In addition, the success of our financial performance is dependent on the ability of Famous Footwear to obtain products from its suppliers on a timely basis and on acceptable terms.
We face risks that our quarterly sales and earnings may fluctuate, which may result in volatility in our stock price.
     Our quarterly sales and earnings can vary due to a number of factors, including, among others, weather and shipment delays, many of which are beyond our control. Accordingly, we may not be able to accurately predict our quarterly sales and earnings. In our wholesale business, sales of footwear are dependent on orders from our major customers, and they may change delivery schedules, change the mix of products they order or cancel orders without penalty. In addition, our wholesale customers set the delivery schedule for shipments of our products, which could cause shifts of sales between quarters. Our Famous Footwear retail business is seasonally weighted to the back-to-school season, which falls into our fiscal third quarter. As a result the success of our back to school offering, which is affected by our ability to anticipate consumer demand and fashion trends, could have disproportional impact on our full year results. In addition, our annualized tax rate is based on projections of our domestic and international operating results for the year, which we review and revise as necessary each quarter. As a result of these specific and other general factors, our operating results will vary from quarter to quarter, and the results for any particular quarter may not be indicative of results for the full year. Any shortfall in sales or earnings from the levels expected by investors or securities analysts could cause a decrease in the trading price of our securities.

We could be adversely affected by changes in tax laws, policies and treaties.
     Our financial results are significantly impacted by our effective tax rates, for both domestic and international operations; therefore, changes in domestic and/or international tax laws, interpretations, policies and treaties may result in increased volatility of our financial results. The passage of any currently existing or future legislation, as a result of changes in domestic or international tax laws, that defers or eliminates certain tax deductions that are currently available to the Company would result in the Company paying higher income taxes and, depending on the specifics of the changes, could materially and negatively affect our financial condition and results of operations.
We may face transitional challenges with acquisitions and/or joint ventures.
     Periodically, we pursue acquisitions of other companies or businesses and/or joint ventures. Although we review the records of acquisition candidates, such an in-depth review of the records may not reveal existing or potential problems. As a result, we may not become familiar enough with the business to fully assess its strengths and weaknesses, and accordingly, we may assume adverse operating conditions and/or unanticipated liabilities, and the business may not perform as well as expected. We face the risk that the returns on acquisitions and/or joint ventures will not support the expenditures or indebtedness incurred to acquire or launch such businesses. We also face the risk that we will not be able to integrate acquisitions and/or joint ventures into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to allocate more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.
With our recent acquisition of ASG, we have expanded our presence in the highly competitive performance footwear market.
     Our acquisition of ASG added performance athletic and outdoor footwear brands to our existing wholesale portfolio of brands, strengthening our position in the performance footwear market. The performance footwear market is highly competitive in the United States and worldwide, and market participants face many challenges. Consumer perceptions of our newly acquired performance footwear brands, competitive product offerings and technologies, rapid changes in footwear technology and consumer preferences, any negative professional and expert opinions on the unique technologies and designs of the newly acquired performance footwear brands and performance claims that may arise and any negative publicity and media attention associated with this product category that may arise may constitute significant risk factors in our operations and may negatively impact our business.
We could be adversely affected by the failure of financial institutions to fulfill their commitments under our Credit Agreement.
     Our Third Amended and Restated Credit Agreement (the “Credit Agreement”), which matures on January 7, 2016, is provided by a syndicate of financial institutions, with each institution agreeing severally (and not jointly) to make revolving credit loans to us in an aggregate amount of up to $530.0 million in accordance with the terms of the Credit Agreement. In addition, the Credit Agreement provides for up to an additional $150.0 million of optional availability pursuant to a provision commonly referred to as an “accordion feature,” subject to the satisfaction of certain conditions. If one or more of the financial institutions participating in the revolving credit facility were to default on its obligation to fund its commitment, the portion of the facility provided by such defaulting financial institution would not be available to us.

We may be unable to maintain our credit rating, thus negatively affecting our ability to access capital and increasing our interest expense.
     The credit ratings agencies periodically review our capital structure and the quality and stability of our earnings. Any negative ratings actions could constrain the capital available to our company or our industry and could limit our access to long-term funding or cause such access to be available at a higher borrowing cost for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs will likely increase, which could adversely affect our financial condition and results of operations.
We are subject to periodic litigation and other regulatory proceedings.
     We are a defendant from time to time in lawsuits and regulatory actions (including environmental matters) relating to our business and to our past operations. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and will require that we devote substantial resources and executive time to defend the Company. See Item 3, Legal Proceedings, in our 2010 Annual Report, incorporated by reference into this prospectus, for further discussion of pending matters.
We are subject to rising insurance costs.
     We self-insure a significant portion of our expected losses under our workers’ compensation, employment practices, health, disability, cyber risk, general liability, automobile and property programs, among others. The liabilities associated with the risks that are retained by us are estimated by considering our historical claims experience and data from actuarial sources. The estimated accruals for these liabilities could be affected if claims differ from the assumptions used and historical trends. Unanticipated changes in the estimates underlying our reserves for these losses, such as claims experience, inflation and regulatory changes, could have a material adverse effect on our financial condition and results of operations.
We are subject to legislative or regulatory initiatives related to global warming/climate change concerns, which could negatively affect our business.
     There has been an increasing focus and continuous debate on global climate change, including increased attention from regulatory agencies and legislative bodies globally. This increased focus may lead to new initiatives directed at regulating an unspecified array of environmental matters. Legislative, regulatory or other efforts globally to combat climate change could have negative implications, including, but not limited to, future tax increases, increased costs of transportation and utilities and other cost increases imposed on foreign sources of production, all of which could decrease our operating profits. We are unable to predict the potential effects that any such future environmental initiatives may have on our business.

THE TRANSACTIONS
The Tender Offer and Subsequent Redemption of the 8 3/4% Notes
     We have used a portion of the net proceeds of the original notes to fund the repurchase of all of our existing 8 3/4% Notes, of which approximately $150 million principal amount was outstanding prior to the launch of the Tender Offer.
     In the Tender Offer, we paid $1,003.75 per $1,000 principal amount of the $99,218,000 aggregate principal amount of the 8 3/4% Notes that were validly tendered at or prior to 5:00 p.m., New York City time, on May 10, 2011 (the “Consent Payment Deadline”), which included the consent payment of $10.00 per $1,000 principal amount of such notes, plus accrued and unpaid interest up to but not including the date of purchase. On June 10, 2011, we redeemed the remaining $50,782,000 million aggregate principal amount 8 3/4% Notes that were not tendered and accepted as part of the Tender Offer.
The Offering of the Original Notes and the Exchange Offer
     In connection with the Tender Offer and subsequent redemption of the 8 3/4% Notes described above, we completed the private placement of $200 million of our 7⅛% Senior Notes due 2019 on May 11, 2011. The original notes are, and the exchange notes we are offering in the exchange offer will be, initially guaranteed by each of our subsidiaries that is an obligor or guarantor under our existing revolving credit facility. Simultaneously with the private placement of the original notes, the subsidiary guarantors and Brown Shoe entered into a registration rights agreement on May 11, 2011 with the initial purchasers of the original notes. Under the registration rights agreement, we were obligated to file the registration statement (of which this prospectus is a part) on or before August 9, 2011, use our commercially reasonable efforts to cause such registration statement to become effective no later than November 7, 2011, and, when such registration statement is effective, deliver this prospectus to the holders of the original notes. We must use our commercially reasonable efforts to complete the exchange offer on or before the date that is 30 business days after the target effective date of such registration statement. If we do not meet our obligations under the registration statement, we must pay liquidated damages to the holders of the original notes until we have cured our default. Pursuant to the exchange offer, you may exchange your original notes for exchange notes, which have substantially the same terms as the original notes. You should read the discussion under the heading “Prospectus Summary—Summary of Terms of Exchange Notes” and “Description of the Exchange Notes” for further information regarding the exchange notes.

USE OF PROCEEDS
     We will not receive any proceeds from the exchange offer. Because the exchange notes have substantially identical terms as the original notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement. Gross proceeds from the offering of the original notes were approximately $193.7 million, after deducting the initial purchasers’ discount and certain offering expenses. We have used a portion of the net proceeds of the offering of the original notes to fund the repurchase, repayment or other discharge of all of our $150 million in principal amount 8 3/4% Notes. We have used the remaining net proceeds from the offering of the original notes for general corporate purposes, including to repay amounts outstanding under our existing revolving credit facility.

CAPITALIZATION
     The following table sets forth our cash and cash equivalents and capitalization as of April 30, 2011 (i) on an actual basis and (ii) on an adjusted basis to give effect, as of such date, to the offering of the original notes and the application of the net proceeds of the offering of the original notes to repay all $150.0 million principal amount of our outstanding 8 3/4% Notes. This information should be read in conjunction with Brown Shoe’s audited consolidated financial statements and notes thereto included in our 2010 Annual Report, which is incorporated by reference into this prospectus.

	April 30, 2011
		Pro Forma,
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$54.2	$54.2

Total debt
Existing revolving credit agreement	$288.0	$244.7
Existing 8 3/4% Notes due 2012	150.0	—
7⅛% Senior Notes due 2019	—	198.5

Total debt	438.0	443.2
Total shareholders’ equity	419.8	419.2	(1)

Total capitalization	$857.8	$862.4

(1)	Reflects the following charges in connection with the repayment of our existing 8 3/4% Notes: i) a $0.4 million charge, net of $0.2 million tax benefit, related to the write-off of deferred financing costs and ii) a $0.2 million charge, net of $0.2 million tax benefit, related to the tender premium incurred. Excludes the impact of call premium that would have been paid as of April 30, 2011 if Notes had been redeemed on that date and any other debt retirement charges in connection with the repayment of our existing 8 3/4% Notes.

RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges and for the periods indicated.

	Fiscal Year Ended					Fiscal Quarter Ended
	February 3,	February 2,	January 31,	January 30,	January 29,	May 1,	April 30,
	2007	2008	2009	2010	2011	2010	2011
Ratio of earnings to fixed charges(1)	3.30x	3.09x	—	1.22x	2.09x	2.39x	1.45x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges, and fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of operating lease rentals deemed representative of the interest factor. In the fiscal year ended January 31, 2009, earnings were insufficient to cover fixed charges by $188.8 million.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Existing Revolving Credit Agreement
General
     On January 7, 2011, we and certain of our subsidiaries (the “Loan Parties”) entered into a Third Amended and Restated Credit Agreement (the “Credit Agreement”). The Credit Agreement replaced the Second Amended and Restated Credit Agreement, dated as of January 21, 2009 (the “Former Credit Agreement”), which was scheduled to mature on January 21, 2014. The Credit Agreement now matures on January 7, 2016. As of the end of fiscal year 2010, and prior to the amendment and restatement, the Credit Agreement provided for revolving credit in an aggregate amount of up to $380.0 million, subject to the calculated borrowing base restrictions, and may be increased at the Company’s option by (a) up to $150.0 million from time to time during the term of the Credit Agreement (the “general purpose accordion feature”) and (b) an additional $150.0 million prior to February 28, 2011 (the “designated event accordion feature”), in both instances subject to the satisfaction of certain conditions and the willingness of existing or new lenders to assume the increased commitment. Borrowing availability under the Credit Agreement is limited to the lesser of the total commitments and the borrowing base, which is based on stated percentages of the sum of eligible accounts receivable and inventory, as defined, less applicable reserves. Under the Credit Agreement, the Loan Parties’ obligations are secured by a first priority security interest in all accounts receivable, inventory and certain other collateral.
     At April 30, 2011, we had $288.0 million in borrowings outstanding and $8.4 million in letters of credit outstanding under the Credit Agreement. Total additional borrowing availability was $212.8 million at April 30, 2011.
     Effective February 17, 2011, the Loan Parties exercised the $150.0 million designated event accordion feature to fund the acquisition of ASG, increasing the aggregate amount available under the Credit Agreement from $380.0 million to $530.0 million. The Credit Agreement still provides for access to an additional $150.0 million of optional availability pursuant to the general purpose accordion feature, subject to satisfaction of certain conditions and the willingness of existing or new lenders to assume the increased commitment.
     Brown Shoe Company, Inc. is the lead borrower and the following subsidiaries are each co-borrowers under our existing revolving credit agreement: Sidney Rich Associates, Inc., Brown Group Retail, Inc., Brown Shoe International Corp., Buster Brown & Co., Bennett Footwear Group LLC, Shoes.com, Inc., Edelman Shoe, Inc., ASG and The Basketball Marketing Company, Inc. Our Canadian subsidiary, Brown Shoe Company of Canada Ltd (our “Canadian subsidiary”), guarantees the obligations of us and the co-borrowers under the Credit Agreement.
Interest
     Interest on borrowings is at variable rates based on the London Inter-Bank Offered Rate (“LIBOR”) or the prime rate, as defined in the Credit Agreement, plus a spread. The interest rate and fees for letters of credit varies based upon the level of excess availability under the Credit Agreement. There is an unused line fee payable on the unused portion under the facility and a letter of credit fee payable on the outstanding face amount under letters of credit.
Maturity

     Our Credit Agreement matures on January 7, 2016.
Security and Guarantees
     Our and the co-borrower subsidiaries’ obligations under our Credit Agreement are guaranteed by Brown Shoe Company, Inc., each of the co-borrowers, and our Canadian subsidiary. The obligations of Brown Shoe Company, Inc. and of the co-borrowers and guarantors under our existing revolving credit agreement are secured by a first priority security interest in all of their respective accounts receivable, inventory and certain other collateral (including cash), including all proceeds of such collateral.
Covenants
     The Credit Agreement limits our ability to incur additional indebtedness, create liens, make investments or specified payments, give guarantees, pay dividends, make capital expenditures and merge or acquire or sell assets. In addition, certain additional covenants would be triggered if excess availability were to fall below specified levels, including fixed charge coverage ratio requirements. Furthermore, if excess availability falls below the greater of (i) 15.0% of the lesser of (x) the borrowing base or (y) the total commitments and (ii) $35.0 million for three consecutive business days, or an event of default occurs, the lenders may assume dominion and control over our cash (a “cash dominion event”) until such event of default is cured or waived or the excess availability exceeds such amount for 30 consecutive days.
Events of Default
     The Credit Agreement contains customary events of default including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, judgment defaults in excess of a certain threshold, the failure of any guaranty or security document supporting the agreement to be in full force and effect and a the occurrence of change of control. In addition, if the excess availability falls below the greater of (i) 12.5% of the lesser of (x) the borrowing base or (y) the total commitments and (ii) $35.0 million and the fixed charge coverage ratio is less than 1.0 to 1.0, we would be in default under the Credit Agreement. The Credit Agreement also contains certain other covenants and restrictions. We were in compliance with all covenants and restrictions under the Credit Agreement as of April 30, 2011.

THE EXCHANGE OFFER
Purpose of the Exchange Offer
     Simultaneously with the sale of the original notes, we entered into a registration rights agreement with the initial purchasers of the original notes — Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Under the registration rights agreement, we agreed, among other things, to:
•	file a registration statement relating to a registered exchange offer for the original notes with the SEC no later than 90 days after the date of the issuance of the original notes;

•	use our commercially reasonable efforts to cause the SEC to declare the registration statement effective under the Securities Act no later than 180 days after the date of the issuance of the original notes; and

•	commence and use our commercially reasonable efforts to consummate the exchange offer no later than the 30th business day after the registration statement was declared effective by the SEC.
     We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay liquidated damages to the holders of the original notes. A copy of the registration rights agreement has been filed with the SEC as Exhibit 10.1 to our Current Report on Form 8-K dated May 11, 2011 and filed on May 13, 2011, and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.
     The form and terms of the exchange notes are the same as the form and terms of the original notes, except that the exchange notes:
•	will be registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the original notes; and

•	will not contain provisions relating to liquidated damages in connection with the original notes under circumstances related to the timing of the exchange offer.
     The exchange offer is not extended to original note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.
Terms of the Exchange Offer
     We are offering to exchange up to $200,000,000 aggregate principal amount of exchange notes for a like aggregate principal amount of original notes. The original notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for original notes properly tendered and accepted, we will issue a like total principal amount of up to $200,000,000 in exchange notes. This prospectus, together with the letter of transmittal, is first being sent on or about August 4, 2011, to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under the heading “—Conditions to the Exchange Offer.” The exchange offer is not conditioned upon holders tendering a minimum principal amount of original notes. As of the date of this prospectus, $200,000,000 aggregate principal amount of original notes are outstanding.
     Original notes tendered in the exchange offer must be in denominations of the principal amount of $2,000 and any integral multiple of $1,000 in excess thereof.
     Holders of the original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your original notes or if you tender original notes that we do not accept, your original notes will remain outstanding. Any original notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such original notes. See “Risk Factors—There are significant consequences if you fail to exchange your original notes” for more information regarding original notes outstanding after the exchange offer.
     After the expiration date, we will return to the holder any tendered original notes that we did not accept for exchange.
     None of us, our board of directors or our management recommends that you tender or not tender original notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of original notes to tender.
     The expiration date is 5:00 p.m., New York City time, on September 6, 2011, or such later date and time to which we extend the exchange offer.
     We have the right, in accordance with applicable law, at any time:
•	to delay the acceptance of the original notes;

•	to terminate the exchange offer and not accept any original notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all original notes tendered in the exchange offer other than those notes properly withdrawn; and

•	to waive any condition or amend the terms of the exchange offer in any manner.
     If we materially amend the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the original notes disclosing the change and extend the exchange offer.
     If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date.
Acceptance of Original Notes for Exchange and Issuance of Original Notes
     As promptly as practicable after the expiration date, we will accept all original notes validly tendered and not withdrawn, and we will issue exchange notes registered under the Securities Act to the exchange agent. The exchange agent might not deliver the exchange notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.
     We will be deemed to have exchanged original notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered original notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of original notes, letters of transmittal and related documents.
     In tendering original notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:
•	you have full power and authority to tender, exchange, sell, assign and transfer original notes;

•	we will acquire good, marketable and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and other encumbrances; and

•	the original notes tendered for exchange are not subject to any adverse claims or proxies.

     You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the original notes.
Procedures for Tendering Original Notes
Valid Tender
     When the holder of original notes tenders, and we accept, original notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of original notes who wishes to tender original notes for exchange must, on or prior to the expiration date:
•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including original notes), to the exchange agent, Wells Fargo Bank, National Association at the address set forth below under the heading “—Exchange Agent”;

•	if original notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with DTC to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation), to the exchange agent at the address set forth below under the heading “—Exchange Agent,” or

•	comply with the provisions set forth below under “—Guaranteed Delivery.”
     In addition, on or prior to the expiration date:
•	the exchange agent must receive the certificates for the original notes and the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the book-entry transfer of the original notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.
     The letter of transmittal or agent’s message may be delivered by mail, facsimile, hand delivery or overnight carrier, to the exchange agent.
     The term “agent’s message” means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.
     If you beneficially own original notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your original notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the original notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.
     If you tender fewer than all of your original notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all original notes that you hold.
     The method of delivery of the certificates for the original notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or original notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.
Signature Guarantees
     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the original notes surrendered for exchange are tendered:
•	by a registered holder of original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
     An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:
•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.
     If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.
     If original notes are registered in the name of a person other than the signer of the letter of transmittal, the original notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.
Book-Entry Transfers
     For tenders by book-entry transfer of original notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender original notes. Accordingly, any participant in DTC may make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account in accordance with its ATOP procedures for transfer.
     Notwithstanding the ability of holders of original notes to effect delivery of original notes through book-entry transfer at DTC, either:
•	the letter of transmittal or a facsimile thereof, or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “—Exchange Agent”; or
•	the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery
     If a holder wants to tender original notes in the exchange offer and (1) the certificates for the original notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the original notes may be tendered if the holder complies with the following guaranteed delivery procedures:
•	the tender is made by or through an eligible institution;
•	the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:
–	setting forth the name and address of the holder of the original notes being tendered and the amount of the original notes being tendered;

–	stating that the tender is being made; and

–	guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and
•	the exchange agent receives the certificates for the original notes, or a confirmation of book-entry transfer, and a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered original notes.
     You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.
     Our acceptance of properly tendered original notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.
Determination of Validity
     We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered original notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of original notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of original notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.
     We reserve the absolute right, in our sole and absolute discretion:
•	to reject any tenders determined to be in improper form or unlawful;
•	to waive any of the conditions of the exchange offer; and
•	to waive any condition or irregularity in the tender of original notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

     If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.
Resales of Exchange Notes
     Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of exchange notes, other than a broker-dealer, may offer exchange notes for resale, resell and otherwise transfer the exchange notes without delivering a prospectus to prospective purchasers, if the holder acquired the exchange notes in the ordinary course of business, has no intention of engaging in a “distribution” (as defined under the Securities Act) of the exchange notes and is not an “affiliate” (as defined under the Securities Act) of Brown Shoe. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.
     By tendering original notes, the holder, other than participating broker-dealers, as defined below, of those original notes will represent to us that, among other things:
•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder;

•	neither the holder nor any other person receiving the exchange notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the exchange notes; and

•	neither the holder nor any other person receiving the exchange notes is an “affiliate” (as defined under the Securities Act) of Brown Shoe.
     If any holder or any such other person is an “affiliate” of Brown Shoe or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the exchange notes, such holder or other person:
•	may not rely on the applicable interpretations of the staff of the SEC referred to above; and
•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
     Each broker-dealer that receives exchange notes for its own account in exchange for original notes must represent that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired original notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of exchange notes received in exchange for the original notes pursuant to the exchange offer. We have agreed that, during the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights
     You can withdraw tenders of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
     For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:
•	specify the name of the person tendering the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the total principal amount of original notes to be withdrawn;

•	where certificates for original notes are transmitted, list the name of the registered holder of the original notes if different from the person withdrawing the original notes;

•	contain a statement that the holder is withdrawing his election to have the original notes exchanged; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender.
     If you delivered or otherwise identified pursuant to the guaranteed delivery procedures original notes to the exchange agent, you must submit the serial numbers of the original notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of original notes tendered for the account of an eligible institution. If you tendered original notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, original notes properly withdrawn may again be tendered at any time on or prior to the expiration date.
     We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.
     In the case of original notes tendered by book-entry transfer through DTC, the original notes withdrawn or not exchanged will be credited to an account maintained with DTC. Withdrawn original notes will be returned to the holder after withdrawal. The original notes will be returned or credited to the account maintained with DTC as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Any original notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.
     Properly withdrawn original notes may again be tendered by following one of the procedures described under “—Procedures for Tendering Original Notes” above at any time prior to 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
     Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that the exchange offer violates applicable law or SEC policy.

     The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “—Terms of the Exchange Offer.”
     In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any such original notes.
     If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreement requires that we, as soon as practicable after such determination, use our commercially reasonable efforts to cause a shelf registration statement covering the resale of the original notes to be filed and declared effective by the SEC.
Exchange Agent
     We appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, National	Wells Fargo Bank, National	Wells Fargo Bank, National
Association	Association	Association
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building—
P.O. Box 1517	6th St & Marquette Avenue	12th Floor
Minneapolis, MN 55480	Minneapolis, MN 55479	608 Second Avenue South Minneapolis, MN 55402
Or By Facsimile Transmission: (612) 667-6282
Attention: Corporate Trust Operations
Telephone: (800) 344-5128
     If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.
Fees and Expenses
     The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of original notes and for handling or tendering for such clients.
     We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of original notes pursuant to the exchange offer.

Transfer Taxes
     Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.
Consequences of Failure to Exchange Original Notes
     Holders who desire to tender their original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor Brown Shoe is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.
     Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the confidential offering memorandum dated April 27, 2011 relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws.
     Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Holders of the exchange notes and any original notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.
Consequences of Exchanging Original Notes
     Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our “affiliates” (as defined in Rule 405 under the Securities Act). Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:
•	such exchange notes are acquired in the ordinary course of such holder’s business; and
•	such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the exchange notes.
     However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:
•	it is not an affiliate of Brown Shoe;
•	it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes; and

•	it is acquiring the exchange notes in the ordinary course of its business.
     Each broker-dealer that receives exchange notes for its own account in exchange for original notes must acknowledge that such original notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

DESCRIPTION OF THE EXCHANGE NOTES
     The Company issued the original notes, and will issue the exchange notes, under an Indenture dated as of May 11, 2011 (the “Indenture”) among itself, the Guarantors and Wells Fargo Bank, National Association as trustee (the “Trustee”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The terms of the exchange notes are the same as the terms of the original notes, except that (i) the exchange notes will be registered under the Securities Act, (ii) the exchange notes will not bear restrictive legends restricting their transfer under the Securities Act, (iii) holders of the exchange notes are not entitled to certain rights under the registration rights agreement and (iv) the exchange notes will not contain provisions relating to liquidated damages in connection with the original notes under circumstances related to the timing of the exchange offer.
     The following description is a summary of the material provisions of the Indenture. It does not restate those agreements in their entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Brown Shoe Company, Inc. at 8300 Maryland Avenue, St. Louis, Missouri 63105, Attention: Treasurer.
     You can find the definitions of some terms used in this description below under the caption "—Certain Definitions.” Some defined terms used in this description but not defined below under the caption “—Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Brown Shoe Company, Inc. and not to any of its subsidiaries, and “the Notes” refers to the exchange notes.
Brief Description of the Notes
     The Notes:
•	are general unsecured obligations of the Company;

•	are effectively subordinated to all existing and future secured obligations of the Company, including the obligations of the Company under the Credit Agreement, to the extent of the assets securing such obligations, and to all existing and future liabilities of the Company’s subsidiaries that are not Guarantors, to the extent of the assets of such subsidiaries;

•	are pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Company;

•	will rank senior in right of payment to any future unsecured obligations of the Company that are, by their terms, expressly subordinated in right of payment to the Notes; and

•	are guaranteed by the Guarantors.
     Assuming our acquisition of ASG, the offering of the original notes, and the Tender Offer and subsequent redemption of the 8 3/4% Notes had all been completed as of April 30, 2011:
•	the Company would have had $443.2 million of consolidated indebtedness outstanding, $244.7 million of which would have been secured indebtedness; and
•	the Company’s Subsidiaries that are not Guarantors would have had $96.6 million of liabilities.

     As of the date of the Indenture, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.
Principal, Maturity and Interest
     The Indenture provides for the issuance by the Company of Notes with an unlimited principal amount, of which $200.0 million will be issued in this exchange offer. The Company may issue additional notes (the “Additional Notes”) from time to time after this exchange offer under the Indenture without the consent of the Holders. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on May 15, 2019.
     Interest on the Notes will accrue at the rate of 7⅛% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2011. The Company will make each interest payment to the Holders of record on the immediately preceding May 1 and November 1.
     Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
     If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.
Paying Agent and Registrar for the Notes
     The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.
Transfer and Exchange
     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
     The registered Holder of a Note will be treated as the owner of it for all purposes.

Note Guarantees
     The Notes are guaranteed, jointly and severally, by all our Subsidiaries that Incur or Guarantee Obligations under the Credit Agreement. Each Note Guarantee:
•	is a general unsecured obligation of the Guarantor;

•	is effectively subordinated to all existing and future secured obligations of the Guarantor, including the Guarantee of the Guarantor under the Credit Agreement;

•	is pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Guarantor; and

•	will rank senior in right of payment to any future unsecured obligations of the Guarantor that are, by their terms, expressly subordinated in right of payment to the Guarantee.
     The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—The guarantees may not be enforceable because of fraudulent conveyance laws.” Assuming our acquisition of ASG, the offering of the original notes, and the Tender Offer and subsequent redemption of the 8 3/4% Notes had all been completed as of April 30, 2011, the Guarantors would have had $244.7 million of indebtedness outstanding (other than guarantees of the Notes), all of which would have been secured indebtedness.
     See “—Certain Covenants—Guarantees.”
Optional Redemption
     At any time prior to May 15, 2014 the Company may redeem all or a portion of the Notes, on not less than 30 nor more than 60 days prior notice, in amounts of $2,000 and integral multiples of $1,000, at a price equal to the greater of:
•	100% of the aggregate principal amount of the Notes to be redeemed, together with accrued and unpaid interest and Additional Interest, if any, to the date of redemption, and
•	the sum of the present values of the principal of the Notes being redeemed plus scheduled payments of interest (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to May 15, 2014 discounted to the redemption date (assuming the Notes are redeemed on May 15, 2014) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, together with accrued and unpaid interest and Additional Interest, if any, to the date of redemption.
     However, if a redemption date is after an interest record date but on or prior to the corresponding interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to a holder of record as of the relevant record date and the redemption price shall not include such interest payment.
     For purposes of calculating the redemption price, the following terms have the meanings set forth below:

     “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of the principal amount) equal to the Comparable Treasury Price for the redemption date.
     “Comparable Treasury Issue” means the U.S. treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming the Notes mature on May 15, 2014).
     “Comparable Treasury Price” means either (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (2) if the Company obtains fewer than three such Reference Treasury Dealer Quotations, the average of all quotations obtained.
     “Independent Investment Banker” means one of the Reference Treasury Dealers that the Company appoints.
     “Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, (and each of their respective successors) and any other additionally recognized investment banking firm that is a primary U.S. government securities dealer specified from time to time by the Company.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.
     In addition, at any time prior to May 15, 2014, the Company may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price of 107.125% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date (subject to the rights of Holders of record on a record date to receive payments of interest on the relevant interest payment date), with the net cash proceeds of one or more Equity Offerings; provided that:
(1)	at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or its Subsidiaries); and
(2)	the redemption must occur within 45 days of the date of the closing of such Equity Offering.
     On or after May 15, 2014, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date (subject to the rights of Holders of record on a record date to receive payments of interest on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2014	105.344%
2015	103.563%
2016	101.781%
2017 and thereafter	100.000%
     If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes (subject to applicable procedures of DTC if the Notes are Global Notes) for redemption as follows:
(1)	if the Notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.
     No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.
     If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note (or if the Notes is a Global Note, an adjustment shall be made to the schedule attached thereto). Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.
Mandatory Redemption; Open Market Purchases
     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. The Company is not prohibited, however, from acquiring Notes by means other than redemption, whether pursuant to a tender offer, open market transactions or otherwise, assuming such acquisition does not otherwise violate the terms of the Indenture or any other agreement to which the Company is a party.
Repurchase at the Option of Holders
Change of Control
     If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 and integral multiples of $1,000) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control), provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this section in the event that it has mailed the notice to exercise its right to redeem all the Notes under the terms of the section titled “—Optional Redemption” at any time prior to the requirement to consummate the Change of Control and redeems the Notes in accordance with such notice.

No later than 30 days following any Change of Control, the Company will mail a notice to each Holder, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.
     On the Change of Control Payment Date, the Company will, to the extent lawful:
(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;
(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and
(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.
     The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.
     The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
     The Credit Agreement prohibits the Company from purchasing any Notes unless certain conditions are satisfied, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or refinance such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.
     The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
     The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.
Asset Sales
     The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:
(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and
(2)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of the foregoing. For purposes of this provision, each of the following shall be deemed to be cash:
(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms pari passu with, or subordinated to, the Notes or any Note Guarantee and liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability therefor;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after the date of such Asset Sale (to the extent of the cash received in that conversion); and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed $50.0 million.
     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:
(1)	to repay Indebtedness secured by such assets;

(2)	to purchase Replacement Assets (or enter into a binding agreement to purchase such Replacement Assets; provided that (x) such purchase is consummated within 60 days after the date of such binding agreement and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)); or
(3)	any combination of the foregoing.
Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.
     On the 366th day after an Asset Sale or such earlier date, if any, as the Company determines not to apply the Net Proceeds relating to such Asset Sale as set forth in preceding paragraph (each such date being referred as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by the Company to make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, with a copy to the Trustee, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.
     The Company may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $25.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $25.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale will no longer be deemed to be Excess Proceeds.
     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.
     The Credit Agreement prohibits the Company from purchasing any Notes unless certain conditions are satisfied, and also provides that certain asset sale events with respect to the Company constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or refinance such borrowings, the

Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which may, in turn, constitute a default under such other agreements.
Certain Covenants
Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade
     Following the first day:
(a)	the Notes have been rated Investment Grade; and
(b)	no Default or Event of Default has occurred and is continuing under the indenture, then, beginning on that day and continuing until the Reversion Date (as defined below), the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized under the following headings (collectively, the “Suspended Covenants”):
     “—Repurchase at the Option of Holders—Asset Sales”;
     “—Restricted Payments”;
     “—Incurrence of Indebtedness”;
     “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;
     the provisions of clause (3) of the first paragraph of “—Merger, Consolidation or Sale of Assets”;
     “—Transactions with Affiliates”;
     “—Designation of Restricted and Unrestricted Subsidiaries”; and
     “—Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries.”
     If at any time the Notes cease to be rated Investment Grade or if a Default or Event of Default occurs and is continuing, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of the indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the indenture), unless and until the Notes are subsequently rated Investment Grade and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes continue to be rated Investment Grade and no Default or Event of Default is in existence); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the “Suspension Period.” The Company will promptly notify the Trustee of the occurrence of any Suspension Period or Reversion Date.

     On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to the first paragraph of “—Incurrence of Indebtedness” or one of the clauses set forth in the second paragraph of “—Incurrence of Indebtedness” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness Incurred prior to the Suspension Period and outstanding on the Reinstatement Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to the first and second paragraphs of “—Incurrence of Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (2) of the second paragraph of “—Incurrence of Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Restricted Payments” will be made as though the covenants described under “—Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under paragraph (A) of “—Restricted Payments.” In addition, during the Suspension Period the Company will not be permitted to designate any Subsidiary as an Unrestricted Subsidiary.
     There can be no assurance that the Notes will ever be rated Investment Grade or maintain such rating if achieved.
Restricted Payments
(A)	The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
(i)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Company or (y) to the Company or a Restricted Subsidiary of the Company);

(ii)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any Restricted Subsidiary thereof held by Persons other than the Company or any of its Wholly Owned Restricted Subsidiaries;

(iii)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Note Guarantees, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(iv)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries commencing on and after January 30, 2011 (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (9) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:
(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) commencing on and after January 30, 2011 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the aggregate net cash proceeds or the Fair Market Value of property other than cash received by the Company since January 30, 2011 as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company or from the Incurrence of Indebtedness of the Company that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Company), plus

(c)	with respect to Restricted Investments made by the Company and its Restricted Subsidiaries commencing on and after January 30, 2011, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary commencing on and after January 30, 2011.
(B)	The preceding provisions will not prohibit, so long as, in the case of clauses (7), (8), and (11) below, no Default has occurred and is continuing or would be caused thereby:
(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Common Stock on a pro rata basis;

(3)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company

or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Company or a substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph (A);

(4)	the repayment, defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the preceding paragraph (A);

(6)	the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company upon the exercise of warrants, options or similar rights if such Capital Stock constitutes all or a portion of the exercise price or is surrendered in connection with satisfying any federal or state income tax obligation incurred in connection with such exercise; provided that no cash payment in respect of such purchase, repurchase, redemption, acquisition, retirement or exercise shall be made by the Company or any Restricted Subsidiary thereof;

(7)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former employee, officer, director or consultant of the Company (or any of its Restricted Subsidiaries) or their respective estates, spouses, former spouses or family members pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year will not exceed $5.0 million;

(8)	the declaration and payment of cash dividends on the Company’s issued and outstanding Common Stock in an amount not to exceed $0.45 per share (as adjusted for stock splits and similar transactions after the Issue Date) per fiscal year; provided that the aggregate amount of all dividends declared or paid pursuant to this clause (8) shall not exceed $18.0 million in any fiscal year;

(9)	the payment of any contingent consideration or purchase price adjustment and any payment under any indemnification obligation, in each case, pursuant to the terms of the Stock Purchase Agreement (including the Earn-out Agreement delivered in connection with the Stock Purchase Agreement and as in effect on the Issue Date);

(10)	the payment of cash in lieu of the issuance of fractional shares of Equity Interests upon conversion or exchange of securities convertible into or exchangeable for Equity Interests of the Company; provided that any such cash payment shall not be for the purpose of evading the limitations of this covenant (as determined in good faith by the Board of Directors of the Company); and

(11)	other Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate principal amount since the Issue Date not to exceed $75.0 million.
     The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment.
Incurrence of Indebtedness
     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Company or any of its Restricted Subsidiaries may Incur Indebtedness if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period.
     The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
(1)	the Incurrence by the Company of Indebtedness under Credit Facilities (and the Incurrence by the Guarantors of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $680.0 million, and (y) the Borrowing Base on such date of Incurrence;

(2)	the Incurrence of Existing Indebtedness;

(3)	the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date;

(4)	the Incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed at any time outstanding the greater of (x) $40.0 million and (y) 7.5% of the Company’s Consolidated Net Tangible Assets on such date of Incurrence;

(5)	the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (15) of this paragraph;

(6)	the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(b)	Indebtedness owed to the Company or any Guarantor must be evidenced by an unsubordinated promissory note, unless the obligor under such Indebtedness is the Company or a Guarantor;

(c)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);
(7)	the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be Incurred by another provision of this covenant;

(8)	the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Capital Stock of any Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Capital Stock of such Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary thereof in connection with such disposition;

(10)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims or self-insurance obligations or bid, performance or surety bonds (in each case other than for an obligation for borrowed money);

(12)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(13)	the Incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(14)	the incurrence of any Indebtedness by a Receivables Subsidiary that is not recourse to the Company or any other Restricted Subsidiary of the Company (other than Standard Securitization Undertakings) incurred in connection with a Qualified Receivables Transaction; or

(15)	the Incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (15), not to exceed the greater of (x) $40.0 million and (y) 7.5% of the Company’s Consolidated Net Tangible Assets on such date of Incurrence.
     For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (1) through (15) above may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to another of such clauses to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.
     Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.
     The Company will not Incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Notes to the same extent. The Company will not permit any Guarantor to Incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.
Liens
     The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.
Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:
(1)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
     However, the preceding restrictions will not apply to encumbrances or restrictions:
(1)	existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2)	set forth in the Indenture, the Notes and the Note Guarantees;

(3)	existing under, by reason of or with respect to applicable law;

(4)	with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5)	in the case of clause (3) of the first paragraph of this covenant:
(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, conveyance or contract or similar property or asset,

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture or

(C)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;
(6)	existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(7)	restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business; and

(8)	any Purchase Money Note, or other Indebtedness or contractual requirements of a Receivables Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions only apply to such Receivables Subsidiary.
Merger, Consolidation or Sale of Assets
     The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
(1)	either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(3)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness”;

(4)	each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, will have by supplemental indenture confirmed its obligations under the Notes and the Indenture; and

(5)	the Company delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computation to demonstrate compliance with clause (3) above) and an Opinion of Counsel stating that such transaction and such agreement complies with this covenant and that all conditions precedent provided for herein relating to such transaction have been complied with.

     Clauses (2), (3) and (5) above will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries if, in the good faith determination of the Board of Directors of the Company, the sole purpose of the transaction is to reincorporate the Company in another state of the United States. Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with this covenant, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to the “Company” will refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture. In any such event (other than any transfer by way of lease), the predecessor Company will be released and discharged from all liabilities and obligations in respect of the Notes and the Indenture and the predecessor Company may be dissolved, wound up or liquidated at any time thereafter.
     In addition, the Company and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person. Clause (3) above will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.
Transactions with Affiliates
     The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:
(1)	such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and
(2)	the Company delivers to the Trustee:
(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.5 million, an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, either (x) a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company or (y), an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

     The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:
(1)	transactions between or among the Company and/or its Restricted Subsidiaries;

(2)	payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Company or any of its Restricted Subsidiaries;

(3)	Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments”;

(4)	any sale of Capital Stock (other than Disqualified Stock) of the Company;

(5)	transactions pursuant to agreements or arrangements in effect on the Issue Date and described in this prospectus, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(6)	any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with officers and employees of the Company or any of its Restricted Subsidiaries that are Affiliates of the Company and the payment of compensation to such officers and employees (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement, arrangement or payment have been approved by a majority of the disinterested members of the Board of Directors of the Company (or by the Company’s Compensation Committee so long as such committee satisfies applicable independence tests under federal securities laws and the primary exchange on which the Company’s Common Stock is listed);

(7)	transactions with a Person that is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person; and

(8)	commission, payroll, travel and similar advances to officers and employees of the Company or any of its Restricted Subsidiaries made consistent with past practices.
Designation of Restricted and Unrestricted Subsidiaries
     The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; provided that:
(1)	any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Incurrence of Indebtedness”;
(2)	the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Restricted Payments”;
(3)	such Subsidiary does not hold any Liens on any property of the Company or any Restricted Subsidiary thereof;
(4)	the Subsidiary being so designated:
(a)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c)	has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and
(5)	no Default or Event of Default would be in existence following such designation.
     Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, the Company will be in default under the Indenture.
     The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:
(1)	such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable four-quarter reference period;
(2)	all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “—Restricted Payments”;

(3)	all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Liens”; and
(4)	no Default or Event of Default would be in existence following such designation.
Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries
     The Company will not transfer, convey, sell or otherwise dispose of, and will not permit any of its Restricted Subsidiaries to, issue, transfer, convey, sell or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Restricted Subsidiary of the Company or, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law), except sales of Equity Interests of a Restricted Subsidiary of the Company by the Company or a Restricted Subsidiary thereof; provided that (x) the Company or such Restricted Subsidiary selling such Equity Interests complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” (y) any sales of Preferred Stock of a Restricted Subsidiary that result in such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary thereof will be deemed to be an Incurrence of Indebtedness and must comply with the covenant described above under the caption “—Incurrence of Indebtedness” and (z) if, immediately after giving effect to such issuance, transfer, conveyance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the covenant described above under the caption “—Restricted Payments” if made on the date of such issuance or sale.
Guarantees
     The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any Domestic Subsidiary unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior (in the case of subordinated Indebtedness) to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness.
     A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:
(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:
(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b)	such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

     The Note Guarantee of a Guarantor will be released:
(1)	in connection with any sale or other disposition of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if after giving effect to such sale or other disposition such Guarantor is no longer a Restricted Subsidiary of the Company and such sale of such Capital Stock of that Guarantor complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2)	if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the Indenture;

(3)	solely in the case of a Note Guarantee created after the Issue Date pursuant to the first paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee; or

(4)	upon the legal defeasance or covenant defeasance or the satisfaction and discharge of the Indenture, in each case, in compliance with the terms of the terms of the Indenture.
     At the request of the Company, and upon delivery to the Trustee of an Officers’ Certificate and an Opinion of Counsel that such release complies with the Indenture, the Trustee shall execute and deliver an appropriate instrument evidencing such release.
Business Activities
     The Company will not, and will not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.
Payments for Consent
     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement. Notwithstanding the foregoing, in any offer or payment of consideration for any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes in connection with an exchange offer, the Company and any of its Subsidiaries may exclude (i) Holders or beneficial owners of the notes that are not institutional “accredited investors” as defined in subparagraphs (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act, and (ii) Holders or beneficial owners of the Notes in any jurisdiction where the inclusion of such Holders or beneficial owners would require the Company or any such Restricted Subsidiaries to comply with the registration requirements or other similar requirements under any securities laws of such jurisdiction, or the solicitation of such consent, waiver or amendment from, or the granting of such consent or waiver, or the approval of such amendment by, Holders or beneficial owners in such jurisdiction would be unlawful, in each case as determined by the Company in its sole discretion.
Reports

     The Company will furnish to the Trustee and, upon request, to beneficial owners and prospective investors a copy of all of the information and reports referred to in clauses (1) and (2) below within the time periods specified in the Commission’s rules and regulations:
(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports;
provided that, if the Commission has accepted any of the Company’s reports as provided in the immediately succeeding paragraph and such reports have been made available to the public on the Commission’s EDGAR system (or any similar successor system), the Company will have no obligations to furnish such report to the Trustee, beneficial owners or prospective investors.
     Whether or not required by the Commission, the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.
     If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.
Events of Default and Remedies
     Each of the following is an Event of Default:
(1)	default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by the Company or any of its Restricted Subsidiaries for 45 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:
(a)	is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;
(6)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgments have become final and non-appealable;

(7)	except as permitted by the Indenture, any Note Guarantee of a Guarantor that is a Significant Subsidiary, or the Note Guarantees of any group of Guarantors that, taken together, would constitute a Significant Subsidiary, shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8)	certain events of bankruptcy or insolvency with respect to the Company, any Guarantor or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).
     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default(s).
     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.
     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of

Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such directions are unduly prejudicial to such Holders) and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:
(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.
     However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.
     In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
     The Company is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
     No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance
     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:
(1)	the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.
     In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.
     In order to exercise either Legal Defeasance or Covenant Defeasance:
(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, investment bank or appraisal firm expressed in a written certificate of such firm of independent public accountants, investment bank or appraisal firm to the Trustee, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(8)	if the Notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(9)	the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
     Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Note Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).
     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):
(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” (excluding for greater certainty any notice periods with respect to Notes that are otherwise redeemable);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than U.S. dollars;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7)	release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9)	amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption “Repurchase at the Option of Holders—Asset Sales” after the obligation to make such Asset Sale Offer has arisen, or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “Repurchase at the Option of Holders—Change of Control” after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10)	except as otherwise permitted under the covenants described under the captions “—Certain Covenants—Merger, Consolidation and Sale of Assets” and “—Certain Covenants—Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture;

(11)	amend or modify any of the provisions of the Indenture or the related definitions affecting the ranking of the Notes or any Note Guarantee in any manner adverse to the Holders of the Notes or any Note Guarantee; or

(12)	make any change in the preceding amendment and waiver provisions.
     Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes or the Note Guarantees to:
(1)	cure any ambiguity, defect or inconsistency;

(2)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4)	make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(5)	comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6)	comply with the provisions described under “—Certain Covenants—Guarantees”;

(7)	comply with the rules of any applicable securities depositary;

(8)	evidence and provide for the acceptance of appointment by a successor Trustee;

(9)	provide for the issuance of Additional Notes in accordance with the Indenture; or

(10)	conform the text of the Indenture, the Note Guarantees, or the Notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Note Guarantees or the Notes.
Satisfaction and Discharge
     The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:
(1)	either:
(a)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;
(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit referred to in clause (1)(b) above or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money referred to in clause (1)(b) above toward the payment of the Notes at maturity or the redemption date, as the case may be.
     In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
     If the Trustee or any of its Affiliates becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign in accordance with the Indenture and the Trust Indenture Act.
     The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of the rights and powers vested in it by the Indenture, to use the degree of care of a prudent man in the conduct of his own affairs under the circumstances. Subject to certain restrictions, the Holders of at least a majority in aggregate principal amount of the Notes outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Book-Entry, Delivery and Form
     Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only upon surrender of original notes.
     The exchange notes initially will be represented by one or more notes in registered, global form (the “Global Note”). On the date of the closing of the exchange offer, the Global Note will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may be exchanged for Notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”
     Ownership of interests in the Global Note (“Book-Entry Interests”) will be limited to persons that have accounts with DTC, or persons that hold interests through such Participants (as defined below). Except under the limited circumstances described below, beneficial owners of Book-Entry Interests will not be entitled to physical delivery of exchange notes in definitive form.

     Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC or DTC’s nominees and Participants. In addition while the exchange notes are in global form, holders of Book-Entry Interests will not be considered the owners or “holders” of exchange notes for any purpose. So long as the exchange notes are held in global form, DTC or its nominees will be considered the sole holders of the Global Note for all purposes under the indenture. In addition, Participants must rely on the procedures of DTC and Indirect Participants (as defined below) must rely on the procedures of DTC and the Participants through which they own Book-Entry Interests to transfer their interests or to exercise any rights of holders under the Indenture. Transfers of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its Participants or Indirect Participants, which may change from time to time.
Depository Procedures
     The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.
     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
     DTC has also advised the Company that, pursuant to procedures established by it:
(1)	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and
(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
     We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take the action and the Participants would authorize beneficial owners owning through the Participants to take the action or would otherwise act upon the instruction of the beneficial owners. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some jurisdictions, including certain states of the United States, require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
     Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.
     Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:
(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or
(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
     DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
     Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
     Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
     DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.
     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
     A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:
(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case the Company fails to appoint a successor depositary;

(2)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes (DTC has advised the Company that, in such event, under current DTC practices, DTC would notify its participants of the Company’s request, but will only withdraw beneficial interests from a Global Note at the request of each DTC participant); or

(3)	there shall have occurred and be continuing a Default or Event of Default with respect to the Notes and DTC requests Certificated Notes.
     In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.
Exchange of Certificated Notes for Global Notes
     Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.
Same Day Settlement and Payment

     The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.
     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Certain Definitions
     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
     “Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.
     “Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.
     “Asset Sale” means:
(1)	the sale, lease, conveyance or other disposition of any property or assets of the Company or any Restricted Subsidiary thereof other than a transaction governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”; and
(2)	the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).

     Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:
(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2)	a sale, lease, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary;

(4)	the sale, lease, sublease, license or sublicense or consignment of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5)	any sale of accounts receivable, or participations therein, in connection with any Qualified Receivables Transaction;

(6)	the licensing of intellectual property to third Persons on reasonable and customary terms in the ordinary course of business consistent with past practice; provided that such licensing does not materially interfere with the business of the Company or any of its Restricted Subsidiaries;

(7)	the sale or other disposition of Cash Equivalents;

(8)	dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(9)	a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” and any Permitted Investment;

(10)	any sale or disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries; and

(11)	the creation of a Lien not prohibited by the Indenture.
     “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.
     “Board of Directors” means:
(1)	with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.
     “Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.
     “Borrowing Base” means, as of any date, an amount equal to the sum of (i) 80% of the book value of all accounts receivable owned by the Company or any of its Restricted Subsidiaries (excluding any accounts receivable (x) more than 90 days past due, (y) due from Affiliates of the Company or (z) in which any Receivables Subsidiary has any interest) as of the most recent fiscal quarter for which internal financial statements are available and (ii) 65% of the net book value of all inventory owned by the Company or any of its Restricted Subsidiaries as of the most recent fiscal quarter for which internal financial statements are available, all calculated on a consolidated basis and in accordance with GAAP.
     “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.
     “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP. For greater certainty, a lease that would not have been classified as a capital lease had it been in place on the Issue Date, shall not be considered a Capital Lease Obligation under the Indenture.
     “Capital Stock” means:
(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
     “Cash Equivalents” means:
(1)	United States dollars or, in the case of any Restricted Subsidiary organized under the laws of any jurisdiction outside the United States, such local currencies held by such Restricted Subsidiary from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and in each case maturing within 90 days after the date of acquisition;

(4)	certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case (x) with any commercial bank organized under the laws of the United States, Canada or the United Kingdom (or any state, province or territory thereof) or any foreign branch thereof having capital and surplus aggregating at least $100.0 million or (y) insured by any nation or government, any state, province, municipality or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing, and any department, agency, board, commission, tribunal, committee or instrumentality of any of the foregoing;

(5)	mutual funds substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (4) of this definition;

(6)	deposit accounts in the ordinary course of business with financial institutions (A) located in the United States of America, Canada or the United Kingdom and (B) located in a jurisdiction other than the United States of America, Canada or the United Kingdom in an amount not in excess of $20.0 million in the aggregate; and

(7)	fully collateralized repurchase obligations of any commercial bank organized under the laws of the United States of America or any state thereof, having capital and surplus aggregating at least $100.0 million, having a term of not more than 30 days, with respect to securities issued or fully guaranteed by the government of the United States of America.
     “Change of Control” means the occurrence of any of the following:
(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company;

(4)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5)	the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.

     “Commission” means the United States Securities and Exchange Commission.
     “Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.
     “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:
(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), non-cash asset impairment charges and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;
in each case, on a consolidated basis and determined in accordance with GAAP.
     Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.
     “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:
(1)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(3)	the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4)	the cumulative effect of a change in accounting principles shall be excluded; and

(5)	notwithstanding clause (1) above, the Net Income or loss of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.
     “Consolidated Net Tangible Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less (1) all intangible assets, including, without limitation, goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, as shown on the most recent balance sheet of the Company prepared in conformity with GAAP and (2) current liabilities.
     “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:
(1)	was a member of such Board of Directors on the Issue Date; or
(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
     “Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of January 7, 2011, by and among the Company, the loan parties party thereto, Bank of America, N.A., as Lead Issuing Bank, Lead Arranger, Administrative Agent and Collateral Agent, and the other lenders named therein, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing is with the same financial institutions or otherwise.
     “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), indentures, commercial paper facilities or other arrangements, in each case with banks or other financial institutions or investors, providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time.
     “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
     “Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.
     “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature.
     “Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States and (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code because of a trade or business within the United States (other than any entity under this clause (1) that Guarantees Indebtedness of the Company or any of its other Domestic Subsidiaries) or (2) a Subsidiary of an entity described in the preceding clause (1).
     “Earn-out Obligation” means any contingent consideration based on future operating performance of the acquired Person or assets or other purchase price adjustment or indemnification obligation payable following the consummation of an acquisition based on criteria set forth in the documentation governing or relating to such acquisition.
     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
     “Equity Offering” means (i) an offer and sale of Capital Stock (other than Disqualified Stock) of the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company) or (ii) any private placement of Capital Stock (other than Disqualified Stock) of the Company to any Person other than an Affiliate of the Company.
     “Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees) in existence on the Issue Date.
     “Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by an executive officer of the Company. Notwithstanding the foregoing, (1) if the Fair Market Value exceeds $10.0 million, the determination of Fair Market Value must be made by the Board of Directors of the Company and be evidenced by a Board Resolution attached to an Officers’ Certificate delivered to the Trustee and (2) if the Fair Market Value exceeds $25.0 million, the determination of Fair Market Value must be made by the Board of Directors of the

Company and such determination of Fair Market Value must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing.
     “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:
(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit (other than trade letters of credit in the ordinary course of business) or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.
     “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.
     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
(1)	acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries (or any entity that subsequently becomes a Restricted Subsidiary of the Company), including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4)	consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.
     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.
     “Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.
     “Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.
     “Guarantors” means:
(1)	each of our Subsidiaries that Incurs or Guarantees Obligations under the Credit Agreement; and
(2)	any other Subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;
and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.
     “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
(1)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and
(3)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.
     “Holder” means a Person in whose name a Note is registered.
     “Incur” means, with respect to any Indebtedness, to incur (by merger, conversion, exchange or otherwise), create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) shall be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Company or its Restricted Subsidiary as accrued.
     “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:
(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	in respect of Capital Lease Obligations;

(5)	in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable; provided that Indebtedness will not include any Earn-out Obligation, except to the extent that the contingent consideration relating thereto is not paid within 30 days after the amount due is finally determined;

(6)	representing Hedging Obligations;

(7)	representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(8)	in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.
In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture.
     The amount of the Indebtedness in respect of any Hedging Obligations at any time shall be equal to the amount payable as a result of the termination of such Hedging Obligations at such time. The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:
(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and
(2)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
     Notwithstanding the foregoing, Indebtedness will not include any guarantee by the Company or any of its Restricted Subsidiaries of operating lease obligations that are not Indebtedness.
     “Investment Grade” means, with respect to a debt rating of the Notes, a rating of Baa3 or higher by Moody’s together with a rating of BBB- or higher by S&P or, in the event S&P or Moody’s or both shall cease rating the Notes (for reasons outside the control of the Company) and the Company shall select any other Rating Agency, the equivalent of such ratings by such other Rating Agency.
     “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.
     If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.
     “Issue Date” means the date of original issuance of the Notes under the Indenture.
     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
     “Moody’s” means Moody’s Investors Service, Inc. or any successor to its debt rating business.
     “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:
(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss;

(3)	any non-cash goodwill or intangible asset impairment charges resulting from the application of FAS 142;

(4)	any non-cash charges related to restructuring, debt retirement and/or store closings;

(5)	taxes expensed or paid in accordance with the provisions of the American Jobs Creation Act of 2004 on any funds repatriated by any Restricted Subsidiary of the Company to the Company; provided that the aggregate amount of such funds the taxes relating to which are excluded from the calculation of Net Income of the Company pursuant to this clause shall not exceed $60.0 million; and

(6)	all non-cash expenses related to stock-based compensation plans, including stock option non-cash expenses.
     “Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) in the case of any Asset Sale by a Restricted Subsidiary of the Company, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Company or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Company or any Restricted Subsidiary thereof and (6) appropriate amounts to be provided by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.
     “Note Guarantee” means a Guarantee of the Notes pursuant to the Indenture.
     “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
     “Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.
     “Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of the Indenture.
     “Opinion of Counsel” means an opinion from legal counsel, who may be counsel to or an employee of the Company, or other counsel reasonably acceptable to the Trustee, that meets the requirements of the Indenture.
     “Permitted Business” means any business conducted or proposed to be conducted (as described in the prospectus) by the Company and its Restricted Subsidiaries on the date of the Indenture and other businesses reasonably related or ancillary thereto.
     “Permitted Investments” means:
(1)	any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:
(a)	such Person becomes a Restricted Subsidiary of the Company; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;
(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6)	Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes;

(7)	stock, obligations or securities received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business or received in satisfaction of judgment;

(8)	advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(9)	commission, payroll, travel and similar advances to officers and employees of the Company or any of its Restricted Subsidiaries made consistent with past practices;

(10)	Investments by the Company or a Restricted Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person, in each case, in connection with a Qualified Receivables Transaction;

(11)	Investments consisting of the licensing or contribution of intellectual property in the ordinary course of business;

(12)	Loans or advances to employees of the Company or any of its Restricted Subsidiaries that are approved in good faith by a majority of the disinterested members of the Board of Directors of the Company in an aggregate amount outstanding not to exceed $2.0 million at any time; and

(13)	other Investments in any Person other than an Unrestricted Subsidiary (provided that any such corporation, partnership, joint venture or other entity is not an Affiliate of the Company or is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such corporation, partnership, joint venture or other entity) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since the date of the Indenture, not to exceed $50.0 million.
     “Permitted Liens” means:
(1)	Liens securing obligations in an amount when created or Incurred, together with the amount of all other obligations and Indebtedness secured by a Lien under this clause (1) at that time outstanding, not to exceed the greater of (a) the aggregate amount of Indebtedness permitted to be Incurred pursuant to clause (1) of the second paragraph under the caption “—Certain Covenants—Incurrence of Indebtedness”; and (b) the maximum principal amount of Indebtedness that, as of the date such Indebtedness could be incurred and after giving effect to the incurrence of such Indebtedness, would not cause the Secured Leverage Ratio of the Company and the Restricted Subsidiaries to exceed 3.5 to 1.0;

(2)	Liens on the assets of the Company or any Restricted Subsidiary thereof securing Indebtedness Incurred under clause (15) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness”;

(3)	Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(4)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(5)	Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(6)	Liens securing the Notes and the Note Guarantees;

(7)	Liens existing on the date of the Indenture;

(8)	Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(9)	Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the Incurrence of such Indebtedness was not prohibited by the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(10)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness”; provided that any such Lien (i) covers only the assets acquired, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, construction or improvement;

(11)	Liens to secure Indebtedness Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of any warehouse facility used in the business of the Company or any Restricted Subsidiary of the Company, in an aggregate principal amount not to exceed at any time outstanding $35.0 million;

(12)	Liens on cash or Cash Equivalents securing Hedging Obligations of the Company or any of its Restricted Subsidiaries (a) that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, or (b) securing letters of credit that support such Hedging Obligations;

(13)	Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations;

(14)	Lien, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(15)	survey exceptions, encumbrances, easements or reservations of, or rights of other for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any of its Restricted Subsidiaries;

(16)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(17)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(18)	Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary thereof on deposit with or in possession of such bank;

(19)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(20)	Liens arising from precautionary UCC financing statements regarding operating leases or consignments;

(21)	Liens of franchisors in the ordinary course of business not securing Indebtedness;

(22)	Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(23)	Liens on cash and Cash Equivalents to secure letters of credit for the account of any Person that were in existence prior to, and not in contemplation of, the acquisition of such Person by the Company or any Restricted Subsidiary of the Company pending the replacement thereof with letters of credit issued under the Credit Agreement; provided that the aggregate Fair Market Value of all cash and Cash Equivalents subject to such Liens pursuant to this clause (23) shall not at any time exceed $5.0 million;

(24)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in good faith by appropriate proceedings and for which adequate reserves have been made; and

(25)	Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed at any time outstanding the greater of (x) $25.0 million and (y) 5.0% of the Company’s Consolidated Net Tangible Assets on such date of Incurrence.
     “Permitted Refinancing Indebtedness” means:
(A)	any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:
(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the

Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes and is subordinated in right of payment to the Notes or the Note Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5)	such Indebtedness is Incurred by either (a) the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) the Company; and
(B)	any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund Indebtedness or other Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Indebtedness or Disqualified Stock held by the Company or any of its Restricted Subsidiaries); provided that:
(1)	the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the liquidation or face value of the Disqualified Stock, as applicable, so extended, refinanced, renewed, replaced or refunded (plus all accrued and unpaid interest or dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final redemption date later than the final maturity or redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(3)	such Permitted Refinancing Indebtedness has a final redemption date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(4)	such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity or redemption date of the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

(5)	such Disqualified Stock is issued by either (a) the Restricted Subsidiary that is the issuer of the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded or (b) the Company.
     “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
     “Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.
     “Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Indebtedness, owed to the Company or any Restricted Subsidiary of the Company in connection with a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves pursuant to agreement, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.
     “Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or by any Restricted Subsidiary of the Company pursuant to which the Company or any Restricted Subsidiary of the Company may sell, convey or otherwise transfer to a Receivables Subsidiary, any accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary of the Company and any asset related thereto, including, without limitation, all collateral securing such accounts receivable, and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with an asset securitization transaction involving accounts receivable.
     “Rating Agency” means a statistical rating agency or agencies, as the case may be, nationally recognized in the United States and selected by the Company (as certified by a resolution of the Board of Directors of the Company) which shall be substituted for S&P or Moody’s, or both, as the case may be.
     “Receivables Subsidiary” means a Subsidiary of the Company (other than a Guarantor) that engages in no activities other than in connection with the financing of accounts receivables and that is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Restricted Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Restricted Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any other Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the Company or such other Restricted Subsidiary of the Company than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any other Restricted Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve a certain level of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying, to the best of such officer’s knowledge and belief after consulting with counsel, that such designation complied with the foregoing conditions.
     “Registration Rights Agreement” means the Registration Rights Agreement, to be dated the date of the Indenture, among the Company, the Guarantors and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
     “Replacement Assets” means (1) non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary of such Person.
     “Restricted Investment” means an Investment other than a Permitted Investment.
     “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
     “S&P” means Standard & Poor’s Ratings Services, a division of McGraw Hill, Inc., a New York corporation or any successor to its debt rating business.
     “Secured Indebtedness” means any Indebtedness secured by a Lien.
     “Secured Leverage Ratio” means, as of any date of determination with respect to any Person, the ratio of (1) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP), less any Indebtedness Incurred pursuant to clause (1) of the second paragraph under the caption “—Certain Covenants—Incurrence of Indebtedness,” plus $680.0 million to (2) Consolidated Cash Flow of such Person and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements prepared on a consolidated basis in accordance with GAAP are available. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Secured Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made, then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four fiscal quarter period. The Secured Leverage Ratio shall be calculated in a manner consistent with the definition of “Fixed Charge Coverage Ratio,” including any pro forma adjustments to Consolidated Cash Flow as set forth therein (including for acquisitions).
     “Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.
     “Standard Securitization Undertaking” means representations, warrantees, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company, which in the good faith judgment of the Board of Directors of the Company, are reasonably customary in an accounts receivable transaction.

     “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof. The Stated Maturity of any intercompany Indebtedness payable upon demand shall be the date of demand of payment under such Indebtedness.
     “Stock Purchase Agreement” means the Stock Purchase Agreement, dated as of the February 17, 2011, by and among the Company, Brown Shoe Netherlands B.V., American Sporting Goods Corporation, the individual stockholders listed on the signature pages thereto and Jerome A. Turner, as the initial representative.
     “Subsidiary” means, with respect to any specified Person:
(1)	any corporation, association, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).
     “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.
     “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
     “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by
(2)	the then outstanding principal amount of such Indebtedness.
     “Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
     The following is a summary of the material U.S. federal income and, in the case of non-U.S. holders (as defined below), estate, tax consequences relevant to the exchange of original notes for exchange notes pursuant to the exchange offer, and the ownership and disposition of exchange notes acquired by U.S. holders and non-U.S. holders (collectively referred to as “holders”) pursuant to the exchange offer. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, certain former citizens or residents of the U.S., partnerships, S corporations or other pass-through entities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar and persons that hold the notes in connection with a straddle, hedging, conversion or other risk-reduction transaction.
     The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service (“IRS”) all as in effect on the date hereof and, all of which are subject to change or differing interpretations at any time with possible retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion. Furthermore, there can be no assurance that the IRS will agree with such statements and conclusions.
     As used herein, the term “U.S. holder” means a beneficial owner of an exchange note that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
     As used herein, the term “non-U.S. holder” means a beneficial owner of an exchange note that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.
     If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of an original note or exchange note, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the exchange of original notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired pursuant to the exchange offer.

     This discussion does not address the tax consequences arising under any state, local or foreign law. Furthermore, this discussion does not consider the effect of the U.S. federal estate or gift tax laws (except as set forth below with respect to certain U.S. federal estate tax consequences to non-U.S. holders).
     Investors should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.
U.S. Holders
Exchange Offer
The exchange of an original note for an exchange note pursuant to the exchange offer will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, U.S. holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the original note and the initial basis in the exchange note will be the same as the adjusted basis in the original note.
Treatment of the Notes
     In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the exchange notes, including as described under “Description of the Exchange Notes—Optional Redemption,” and “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.” Our obligation to pay such excess amounts may cause the IRS to take the position that the exchange notes are “contingent payment debt instruments” for U.S. federal income tax purposes. If the IRS is successful in such an assertion, the timing and amount of income included and the character of gain recognized with respect to the exchange notes may be different from the consequences described herein. Notwithstanding this possibility, we do not believe that the exchange notes are contingent payment debt instruments, and consequently, we do not intend to treat the exchange notes as contingent payment debt instruments. Such determination by us is binding on all holders unless a holder discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a exchange note was acquired. The remainder of this discussion assumes that the exchange notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.
Payments of Interest
     In general, a U.S. holder will be required to recognize as ordinary income any interest received or accrued on the exchange notes, in accordance with the U.S. holder’s regular method of tax accounting.
Market Discount
     If a U.S. holder purchased an original note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than its adjusted issue price, the amount of such difference should be treated as “market discount” for U.S. federal income tax purposes. Subject to a de minimis exception, gain realized on the maturity, sale, exchange, redemption, retirement or other taxable disposition of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of an exchange note, any market discount accrued on the original note for which such exchange note was exchanged). Unless a U.S holder elects to accrue market discount under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of a note (including, in the case of an exchange note exchanged for an original note, the date of the acquisition of the original note) to the maturity date.
     A U.S. holder may elect to include market discount in income currently as it accrues, either ratably or on a constant yield method. In that case, such holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without consent of the IRS.
     If a U.S. holder does not make such an election, in general, all or a portion of its interest expense on any indebtedness incurred or continued in order to purchase or carry notes (including, in the case of an exchange note, the interest expense of any indebtedness incurred or continued in order to purchase or carry the original note for which such exchange note was exchanged) may be deferred until maturity or certain earlier dispositions.
     The rules regarding market discount are complex. U.S. Holders should consult their own tax advisors regarding the market discount rules.
Amortizable Bond Premium
     If a U.S. holder purchased the original notes for an amount greater than their face value, such holder will have purchased such notes with amortizable bond premium. Such holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under the constant yield method. Amortizable bond premium generally may be deducted against interest income on the original note or the exchange note (including, in the case of an exchange note, the income on the original note for which such exchange note was exchanged) and generally may not be deducted against other income. A U.S. holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.
     The rules regarding amortizable bond premium are complex. U.S. Holders should consult their own tax advisors regarding the amortizable bond premium rules.
Sale, Redemption, or Other Taxable Disposition of Exchange Notes
     A U.S. holder generally will recognize capital gain or loss on the sale, redemption or other taxable disposition of an exchange note. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder (other than redemption proceeds attributable to accrued interest) and the holder’s adjusted tax basis in the exchange note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the exchange note. In general, a U.S. holder’s adjusted tax basis in a note will equal the amount paid for the note increased by any market discount previously included in income and decreased (but not below zero) by amortized bond premium and the amount of any payments other than qualified stated interest payments received with respect to the note. The portion of any redemption proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. holder on a disposition of the exchange note will be capital gain or loss and will be long-term capital gain or loss if the holder held the exchange note for more than one year. Under current U.S. federal income tax law, net long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to limitation.
Medicare Tax
     For taxable years beginning after December 31, 2012, recently enacted legislation generally will impose a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally will include interest (including interest paid with respect to a note), dividends, annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange, redemption or other taxable disposition of an exchange note) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain. If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the exchange notes.
Information Reporting and Backup Withholding
     Unless a U.S. holder is an exempt recipient, such as a corporation, payments made with respect to the exchange notes may be subject to information reporting and may also be subject to U.S. federal backup withholding at the applicable rate if a U.S. holder fails to comply with applicable U.S. information reporting and certification requirements.
     Backup withholding is not an additional tax. Any amount withheld from you under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished timely to the IRS.
Non-U.S. Holders
Exchange Offer
     Non-U.S. holders will not recognize gain or loss upon receipt of an exchange note for an original note pursuant to the exchange offer.
Payments of Interest
     Interest paid on an exchange note by us or our agent to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding of such tax, provided that such interest income is not effectively connected with a U.S. trade or business of the non-U.S. holder (and, if a tax treaty applies, is not attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the U.S.) and provided that the non-U.S. holder:
•	does not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership;

•	is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) provides an appropriate IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes the non-U.S. holder’s name and address, and certifies as to non-U.S. status in compliance with applicable law and regulations; or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such an IRS Form W-8 (or a suitable substitute form) has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.
     If such non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to withholding of 30% U.S. federal withholding tax unless such holder provides us with the appropriate, properly executed, IRS Form W-8 claiming an exemption from (or reduction of) withholding under the benefit of a treaty.
     If interest on an exchange note is effectively connected with a U.S. trade or business by a non-U.S. holder and, if a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the U.S., the non-U.S. holder generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI or suitable substitute form) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the holder were a U.S. holder. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the U.S. of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).
Sale, Redemption or Other Taxable Disposition of the Exchange Notes
     Generally, any gain recognized by a non-U.S. holder on the disposition of an exchange note (other than amounts attributable to accrued and unpaid interest, which are described under “Payments of Interest” above) will not be subject to U.S. federal income tax and withholding, unless:
•	the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment maintained in the U.S. by the non-U.S. holder); or
•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of that disposition, and certain other conditions are met or the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates.
     A non-U.S. holder should consult his or her tax advisor regarding the tax consequences of the purchase, ownership and disposition of the exchange notes.
Information Reporting and Backup Withholding
     Non-U.S. holders may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and backup withholding.
     Backup withholding is not an additional tax. Any amount withheld from you under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished timely to the IRS.

     Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.
U.S. Estate Tax
     Exchange notes held, or treated as held, by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, at the time of death will not be included in the decedent’s gross estate for U.S. federal estate tax purposes, provided that, at the time of death, the non-U.S. holder does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such exchange notes would not have been effectively connected with the conduct of a trade or business within the U.S. by such non-U.S. holder.
     THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF THE ORIGINAL NOTES FOR THE EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES ACQUIRED PURSUANT TO THE EXCHANGE OFFER, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION
     The exchange offer is not being made to, nor will we accept surrenders of original notes for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.
     The distribution of this prospectus and the offer and sale of the exchange notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the exchange notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the exchange notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the exchange notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.
     In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the exchange notes issued in the exchange offer in exchange for the original notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of each such holder’s business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of exchange notes. This position does not apply to any holder that is:
•	an “affiliate” of Brown Shoe within the meaning of Rule 405 under the Securities Act; or
•	a broker-dealer.
     All broker-dealers receiving exchange notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the exchange notes. Each broker-dealer receiving exchange notes for its own account in the exchange offer must represent that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, for a period ending upon the earlier of (i) 180 days after the date of this prospectus or (ii) the date broker-dealers are no longer required to deliver a prospectus in connection with resales, subject to extension under limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of exchange notes received in an exchange such as the exchange pursuant to the exchange offer, if the original notes for which the exchange notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.
     We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Broker-dealers acquiring exchange notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such exchange notes.

     Any broker-dealer that held original notes acquired for its own account as a result of market-making activities or other trading activities, that received exchange notes in the exchange offer, and that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Any profit on these resales of exchange notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.
     We have agreed to pay all expenses incident to our participation in the exchange offer, including the reasonable fees and expenses of one counsel for the holders of original notes and the initial purchasers, other than commissions or concessions of any broker-dealers and will indemnify holders of the original notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.
LEGAL MATTERS
     Certain legal matters with respect to the exchange notes and guarantees will be passed upon for us by Bryan Cave LLP, St. Louis, Missouri. Certain legal matters of Pennsylvania law relating to the guarantees by Brown Group Retail, Inc. will be passed upon for us by Cozen O’Connor, Philadelphia, Pennsylvania. Certain legal matters of Canadian law relating to the guarantees by Brown Shoe Company of Canada Ltd will be passed upon for us by McMillan LLP, Ontario, Canada.
INDEPENDENT ACCOUNTANTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements and schedule included in our Annual Report on Form 10-K for the fiscal year ended January 29, 2011, as set forth in their report, which is incorporated by reference in this prospectus.
          The financial statements of ASG as of December 31, 2010 and 2009 and for the two years ended December 31, 2010, incorporated by reference in this prospectus, have been audited by BDO USA, LLP, an independent registered public accounting firm, and by Shanghai Zhonghua, Certified Public Accountants, as stated in their reports appearing therein. In addition, in connection with SEC requirements for a recently acquired subsidiary guarantor of the exchange notes, Ernst & Young LLP, independent registered public accounting firm, has audited the financial statements included in this prospectus for ASG for the fiscal year ended December 31, 2010, as set forth in their report, which is included in this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
     Our Internet address is www.brownshoe.com. The information contained on our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.
     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information, and Brown Shoe files electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

     We are “incorporating by reference” into this prospectus information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC:
•	our Annual Report on Form 10-K for the fiscal year ended January 29, 2011, which we filed with the SEC on April 1, 2011;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2011, which we filed with the SEC on June 9, 2011; and
•	our Current Reports on Form 8-K filed with the SEC on February 17, 2011 (as amended on Form 8-K/A filed with the SEC on April 22, 2011), April 27, 2011, May 11, 2011, May 13, 2011, and May 26, 2011.
     We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the closing of the exchange offer. Documents incorporated by reference into this prospectus speak only as of the dates stated in such documents. Any such statement or information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Descriptions in this prospectus, including those contained in the documents incorporated by reference, of contracts and other documents are not necessarily complete and, in each instance, reference is made to the copies of these contracts and documents filed as exhibits to the documents incorporated by reference in this prospectus. We will provide to each person, including any beneficial owner to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to: Investor Relations Department, Brown Shoe Company, Inc., 8300 Maryland Avenue, St. Louis, Missouri 63105, telephone: (314) 854-4000.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
American Sporting Goods Corporation and Subsidiaries
We have audited the accompanying consolidated balance sheet of American Sporting Goods Corporation and Subsidiaries (the "Company") as of December 31, 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of the foreign holding company, ASG Asia Investments Company Limited, which statements reflect total assets of $28,291,000 as of December 31, 2010 and total net revenues of $58,059,000 for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for ASG Asia Investments Company Limited, is based solely on the reports of the other auditors.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Sporting Goods Corporation and Subsidiaries at December 31, 2010, and the consolidated results of its operations and its cash flows for the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young
St. Louis, Missouri
July 14, 2011

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2010

(in thousands)

Assets
Current assets
Cash and cash equivalents	$5,889
Accounts receivable, net of allowances for doubtful accounts of $951,000 for 2010	31,714
Inventories, net	50,371
Other receivables	2,992
Income tax receivable	1,380
Prepaid expenses and other current assets	1,087
Deferred income taxes	2,535

Total current assets	95,968

Other assets	44
Intangible assets, net	5,350
Property, plant and equipment, net	10,205
Deferred income taxes	3,334

Total assets	$114,901

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
DECEMBER 31, 2010

(in thousands)

Liabilities and Equity

Current liabilities

Credit facility	$11,539
Accounts payable	20,034
Accrued expenses	11,075
Obligations under capital leases, current portion	38
Income taxes payable	251

Total current liabilities	42,937

Equity
Common stock, $0.0001 par value. Authorized 200,000 shares; 100,000 shares issued and outstanding	—
Preferred stock, $0.0001 par value. Authorized 30,000 shares; 21,000 shares issued and outstanding. Liquidation value of $10,000 per share	—
Additional paid-in capital	5,000
Accumulated other comprehensive income	2,255
Retained earnings	64,566

Total stockholders’ equity attributable to American Sporting Goods Corporation and Subsidiaries	71,821

Noncontrolling interest in consolidated subsidiaries	143

Total equity	71,964

Total liabilities and equity	$114,901

See accompanying notes to consolidated financial statements.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

(in thousands)

Revenues, net	$231,742
Cost of sales	144,172

Gross profit	87,570
Selling, general and administrative expenses	61,965
Other expenses, net	571
Interest expense	743
Interest and miscellaneous income	(474)

Income before income taxes	24,765
Income taxes	9,815

Net income	14,950
Noncontrolling interest in loss of consolidated subsidiaries	255

Net income attributable to American Sporting Goods Corporation and Subsidiaries	$15,205

See accompanying notes to consolidated financial statements.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2010

						Accumulated
					Additional	Other		Noncontrolling		Total
	Common Stock		Preferred Stock		Paid-in	Comprehensive	Retained	Interest in	Total	Comprehensive
(in thousands)	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Cons. Subs.	Equity	Income

Balances, December 31, 2009	100	$—	21	$—	$5,000	$1,615	$49,361	$398	$56,374
Net income	—	—	—	—	—	—	15,205	(255)	14,950	$14,950
Foreign currency translation adjustment	—	—	—	—	—	640	—	—	640	640

Comprehensive income	—	—	—	—	—	—	—	—	—	15,590
Comprehensive loss attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	—	255

Comprehensive income attributable to American Sporting Goods Corporation and Subsidiaries	—	—	—	—	—	—	—	—	—	$15,845

Balances, December 31, 2010	100	$—	21	$—	$5,000	$2,255	$64,566	$143	$71,964

See accompanying notes to consolidated financial statements.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

(in thousands)

Operating activities
Net income	$14,950
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,008
Provision for doubtful accounts	226
Inventory reserves	(147)
Deferred income taxes	(738)

Changes in operating assets and liabilities:
Accounts receivable	1,377
Inventories	(10,574)
Other receivables	(2,259)
Income tax receivable	1,216
Prepaid expenses and other current assets	3,012
Other assets	540
Accounts payable	4,645
Accrued expenses	2,732
Other liabilities	66

Net cash provided by operating activities	19,054

Investing activities
Purchases of property, plant and equipment	(4,574)

Net cash used in investing activities	(4,574)

Financing activities
Credit facility activity, net	(14,479)
Payments of term loan payable — other	(25)
Payments of obligations under capital leases	(43)

Net cash used in financing activities	(14,547)

Effect of exchange rate changes on cash and cash equivalents	640

Net increase in cash	573
Cash and cash equivalents, beginning of year	5,316

Cash and cash equivalents, end of year	$5,889

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
YEAR ENDED DECEMBER 31, 2010

(in thousands)

Supplemental disclosures of cash flow information:
Cash and cash equivalents paid during year for:
Income taxes paid, net	$8,693
Interest	$743

See accompanying notes to consolidated financial statements.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1. Description of Business
Nature of Business
American Sporting Goods Corporation and Subsidiaries (“ASG” or the “Company”) is a Delaware corporation which was incorporated on December 29, 1983. Current operations include both the manufacture and sale of sporting goods to retailers.
Basis of Consolidation
The consolidated financial statements include the accounts of ASG and its wholly-owned subsidiaries, the Basketball Marketing Company, Inc. (“AND 1”), GAIC, LLC, a joint venture formed in 2007 with an unrelated party, in which the Company owned a 75% interest and which was dissolved in 2010, and ASG Asia Investments Company Limited (“ASG Asia”). GAIC, LLC was 100% consolidated in the accompanying consolidated financial statements as the entity was controlled by ASG.
ASG Asia was formed in 2006 and incorporated in Hong Kong. At that time, the Company transferred its interest in Suzhou Turntec Footwear Co., Ltd. (“Suzhou”) to ASG Asia. Suzhou was incorporated in the People’s Republic of China in January 1994 as a wholly foreign owned enterprise. Suzhou’s operating period expired January 2010. Suzhou previously owned 100% of Shanghai American Sports Trading Co., Ltd. (“SAST”), a company incorporated in the People’s Republic of China. SAST’s operating period expires in 2012. In August 2008, Suzhou sold their interest in SAST; a 70% interest was sold to ASG Asia and a 30% interest was sold to a related party, Wonderful Idea Investments, Ltd., which is owned by an employee of the Company. See Note 16.
During 2006, ASG Asia formed Yingtan ASG Footwear Co. Ltd. (“Yingtan ASG”), a company incorporated in the People’s Republic of China. Yingtan’s operating period expires in 2021. During 2007, ASG Asia formed Shangrao City ASG Footwear Co. Ltd. (“Shangrao”), a company incorporated in the People’s Republic of China. Shangrao’s operating period expires in 2022. All significant intercompany accounts and transactions have been eliminated.
In 2009, Suzhou closed the factory located in Suzhou and moved to Yingtan province. Suzhou received a new tax ID in Yingtan province in 2010 and changed its name to Yingtan Turntec Footwear Co., Ltd. (“Yingtan Turntec”). In connection with the Suzhou factory closure, Suzhou recognized a severance cost. See further discussion at Note 15. As of December 31, 2010, Yingtan Turntec was in the process of liquidation.
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates, including those related to provisions for doubtful accounts, inventory reserves, intangible assets, long-lived assets, and income taxes. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.
Cash and Cash Equivalents
Cash equivalents are defined as liquid, short-term investments with original maturities of three months or less when purchased.
Fair Value of Financial Instruments
The Company’s consolidated financial instruments included cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and current and long-term debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of the line of credit approximates fair value since the interest rate approximates the market rate for debt securities with similar terms and risk characteristics.
Accounts Receivable and Allowances for Doubtful Accounts
Accounts receivables are stated at cost less an allowance for doubtful accounts. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade accounts receivable. Changes in the allowance for doubtful accounts have not been material to the consolidated financial statements.
Inventory
Inventory is stated at the lower of cost (first-in, first-out and average cost methods) or market value.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Major improvements are capitalized while routine repairs and maintenance are charged to expense when incurred. Depreciation and amortization are calculated using the straight-line method based on the following estimated useful lives:

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010

Furniture and fixtures	5 years
Machinery and equipment	3 to 10 years
Leasehold improvements	Shorter of the lease term or useful life
Production molds	1 to 2 years
Vehicles	3 to 5 years
Computer system and hardware	3 to 5 years

Impairment of Long-Lived Assets
The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Based upon its assessment as of December 31, 2010, the Company has determined there was no impairment of its long-lived assets.
Intangible Assets
The Company evaluates the carrying value of intangible assets for impairment in accordance with ASC 350, Intangibles — Goodwill and Other. Indefinite-lived intangible assets are not amortized, but rather reviewed for impairment at least annually.
Intangible assets consist of the following and are included in intangible assets, net on the accompanying consolidated balance sheet as of December 31, 2010:

(in thousands)

License	$3,000
Trademarks	3,439
Patents	16

Total	6,455

Less accumulated amortization	(1,105)

$5,350

ASG acquired the license for the Avia brand name on November 4, 2004 from a stockholder of the Company for $3 million. The intangible assets above are indefinite lived intangibles. As such, there is no amortization expense relating to the intangible assets for the year ended December 31, 2010. The Company has determined that there is no impairment as of December 31, 2010.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010
Comprehensive Income
In accordance with ASC 220, Comprehensive Income, the Company reports accumulated other comprehensive income in its consolidated balance sheet. Comprehensive income includes net income and other comprehensive income, which includes current period foreign currency translation adjustments.
Foreign Currency Matters
The Company accounts for foreign operations in accordance with ASC 830, Foreign Currency Matters. The foreign subsidiaries use their local currency as the functional currency.
Assets and liabilities are translated using the exchange rate at the balance sheet date. Income and expense accounts are translated at average exchange rates prevailing during the period. Cumulative unrealized translation gains and losses are reflected as a separate component of accumulated other comprehensive income.
Revenue Recognition
The Company recognizes revenue from product sales when it is realized or realizable and earned, which is generally at the time of shipment and passage of title. Revenue is considered to be realized or realizable and earned when there is persuasive evidence of a sales arrangement in the form of a contract or a purchase order, the product has been shipped, the sales price is fixed or determinable and collectability is reasonably assured. Revenues, as well as accounts receivable, are recorded net of estimated adjustments related to certain sales allowances, discounts and rebates. If and when customer terms differ from the Company’s standard practice, management estimates and recognizes the differences at the balance sheet date. Allowances for advertising are recorded as selling expenses.
Product Development
Product development costs are expensed as incurred. Such costs are included in selling, general and administrative expenses on the consolidated statement of income and amounted to $2,413,000 for 2010.
Shipping and Handling Expenses
Shipping and handling expenses are included in selling, general and administrative expenses and amounted to $2,991,000 for 2010.
Advertising Expenses
The Company and its subsidiaries expense the production costs of advertising the first time the advertising takes place. Advertising and promotion costs aggregated approximately $19,309,000 in 2010. Of this amount, $1,034,000 represents costs associated with barter transactions in 2010. As of December 31, 2010, the Company determined that unused barter credits did not have continuing value on a go forward basis. Of the $1,034,000 recognized in 2010, approximately $945,000 represented a write-off of remaining unused barter credits.
Interest Expense
Interest expense during the year ended December 31, 2010, was approximately $743,000.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010
Income Taxes
The Company accounts for income taxes under the provisions of ASC 740, Income Taxes. This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequence of differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities result in a deferred tax asset, ASC 740 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.
3. Inventories, Net
Inventories comprise the following as of December 31, 2010:

(in thousands)

Raw material	$2,535
Work in process	3,093
Finished goods	44,743

$50,371

At December 31, 2010, the Company has reserved $1,877,000 for excess and slow moving inventory.
4. Property, Plant and Equipment, Net
Property, plant and equipment, net are comprised of the following as of December 31, 2010:

(in thousands)

Furniture and fixtures	$196
Machinery and equipment	11,703
Leasehold improvements	1,738
Production molds	3,835
Vehicles	420
Computer system and hardware	3,500

Total	21,392

Less accumulated depreciation and amortization	(12,038)

9,354
Construction-in-progress	851

$10,205

Depreciation and amortization expense for the year ended December 31, 2010 is $4,008,000.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010
Property, plant, and equipment include gross assets acquired under capital leases of $352,000 at December 31, 2010 and related amortization included in accumulated depreciation was $324,000. Capital leases are included as a component of machinery and equipment as well as computer systems and hardware. Amortization of assets under capital leases is included in depreciation and amortization expense. Property, plant, and equipment also included unamortized capitalized software of $1,087,000 at December 31, 2010 and amortization of capitalized software for the year ended December 31, 2010 was $268,000.
5. Credit Facility
On November 14, 2008, the Company entered into a two-year credit agreement, as amended, with a financing company under which eligible accounts receivable are sold with recourse for a total commitment of $45,000,000, expiring November 14, 2011, with one-year automatic renewals unless terminated by either party with 60 days notice. This arrangement is accounted for as a secured financing. Borrowings under the agreement are limited to a borrowing base equal to the sum of up to 85% of eligible accounts receivable (as defined) of ASG and AND 1 and the lesser of $15 million or 50% of eligible inventory (as defined) of ASG and AND 1 and 85% of the net orderly liquidation value (as determined by an independent third-party appraisal acceptable to the bank) of the Company, subject to certain additional limitations. Interest was payable monthly at 3.5% above the bank’s LIBOR rate through May 2010 and as amended, is payable monthly at 2.5% above the bank’s LIBOR rate, thereafter, subject to certain limitations. Amounts available for borrowing under the agreement at December 31, 2010 were $25,241,000. The balance due under this agreement as of December 31, 2010, was $11,539,000. Included in the credit facility balance is ASG and AND 1’s outstanding checks.
The credit facility is secured by an interest in substantially all of the assets of the Company, as defined. Among other things, the Company is required to maintain a minimum tangible net worth (as defined). The agreement provides the finance company with certain rights available to a secured lender. As of December 31, 2010, the Company was in compliance with this covenant. See Note 16 regarding payoff of credit facility subsequent to December 31, 2010.
6. Term Loan Payable — Other
The Company entered into a $166,000 term loan agreement with a software provider. Monthly payments of $3,000, including interest at 6.5% a year, were due through September 2010. There was no balance due under this agreement as of December 31, 2010.
7. Capital Stock
The preferred stock is 10% cumulative redeemable voting preferred stock, Series A (“Series A preferred stock”). The Series A preferred stock is redeemable on or after March 31, 2008, at the Company’s option, at its liquidation value, plus any accumulated and unpaid dividends. The liquidation value is $10,000 per share. Dividends are payable when declared. Each share of Series A preferred stock is entitled to a number of votes equal to the product of 20 multiplied by the number of votes represented by one share of common stock.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010
8. Obligations Under Capital Leases
The Company leases equipment under capital leases that expire on various dates through 2012. Interest is payable monthly at interest rates between 5.3% and 6.5%. Future minimum lease payments under the capital leases and the present value of the net minimum lease payments, are as follows for the years ending December 31:

(in thousands)

2011	$38
2012	4

Total minimum lease payments	42
Less: Amounts representing interest	4

Present value of net minimum lease payments	38
Less: Current portion of capital leases	(38)

Obligations under capital leases, net of current portion	$—

9. Leases
The Company and its subsidiaries rent office and warehouse space and equipment under long-term leases and various month-to-month rentals. The long-term lease for office and warehouse space contains provisions for increased rentals based on increases in real estate taxes and operating expenses.
Minimum annual rentals under long-term leases comprise the following for the years ending December 31:

(in thousands)

2011	$2,799
2012	1,062
2013	248
2014	231
2015	230
2016 and thereafter	172

Total minimum lease payments	$4,742

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010
Net rent expense for the year ended December 31, 2010 comprises:

(in thousands)

Office and warehouse space	$3,051
Equipment	339

3,390
Less sublease income(1)	(52)

Total	$3,338

(1)	Sublease income relates to leased space that was no longer being used.
10. Income Taxes
Income tax provision comprises the following for the year ended December 31, 2010:

(in thousands)

Current
Federal	$7,842
State	2,244
Foreign	467

10,553

Deferred
Federal	(564)
State	(154)
Foreign	(20)

(738)

Total income tax provision	$9,815

Income taxes at the statutory rate differ from the provision for income taxes primarily as a result of certain expenses not deductible for tax purposes, and reduced tax rates on the Company’s equity in the operations of its foreign affiliates. Additionally, the Company experienced tax holidays for certain foreign subsidiaries.
Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
Significant components of deferred income tax assets and liabilities are as follows as of December 31, 2010:

(in thousands)

Deferred tax assets:

Operating loss carry forwards	$2,700
Tax credit carry forwards	2,266
Inventory	1,159
Allowance for bad debts	379
Trade credits	1,452
Other	1,015

Total deferred tax assets	8,971

Deferred tax liabilities:

Property and equipment	(798)
Prepaids and other	(108)

Total deferred tax liabilities	(906)

Subtotal	8,065

Valuation allowance	(2,196)

Net deferred tax assets	$5,869

As of December 31, 2010, the Company has no federal net operating loss carryforwards and various state operating loss carryforwards aggregating $38,416,000 expiring in years through 2028, available to offset future taxable income. Some of the acquired net operating loss carryforward from the AND 1 acquisition are limited in its use. At December 31, 2010, deferred income tax assets include $2,258,000 for the tax effect of these state net operating loss carryforwards. The valuation allowance is primarily related to state net operating loss carryforwards.
As of December 31, 2010, the Company has foreign net operating loss carryforwards of $1,769,000 expiring in years through 2014, available to offset future foreign taxable income, subject to local tax bureau approval. At December 31, 2010, deferred income tax assets include $442,000, for the tax effect of these foreign net operating loss carryforwards with a full valuation allowance.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
11. Unrecognized Tax Benefits
The Company accounts for unrecognized tax benefits under the amended ASC 740, Income Taxes. There are no uncertain tax positions recorded under this amendment nor any accruals related to interest or penalties. The Company is under examination for tax years 2007 and 2008 by the Internal Revenue Service. The Company believes that the results of the examination will not have a material impact on the consolidated financial statements. The Company reports interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company is subject to examination in various jurisdictions for tax years open to statute which include 2007 and forward for federal, and 2006 and forward for state.
12. 401(k) Plan
The Company’s 401(k) Plan (the “Plan”) provides for benefits to eligible employees upon their retirement, death, disability, or separation from the Company. AND 1 employees are covered by the Company’s Plan. The Plan permits participants to contribute a portion of their annual compensation, as defined, to the extent allowed by law. The Plan requires the employer to contribute an amount equal to 100% of the first 3% and 50% of the next 2% of the employee’s compensation. The Company contributed approximately $369,000 to the Plan in 2010.
13. Related Party Transactions
The Company was acquired by Brown Shoe Company, Inc. (“Brown Shoe”) on February 17, 2011. See Note 16. During 2010, gross sales to Brown Shoe aggregated approximately $13,494,000. At December 31, 2010, net amounts due from Brown Shoe aggregated $1,107,000.
14. Business Concentrations
The Company and certain subsidiaries sell athletic footwear manufactured by contractors in China to retailers located throughout the United States and in Canada, Europe, South America, Asia and New Zealand. Total assets on the consolidated balance sheet included approximately $28,291,000 for ASG Asia located in China, including Hong Kong, at December 31, 2010 (including cash of $5,887,000). Although management believes that contractors would be available in other countries, a change in suppliers could cause a delay in manufacturing and a possible increase in the cost of merchandise. Approximately 16% of sales in 2010 were shipped to customers in California. Approximately 11% of sales in 2010 were to customers located outside of the United States.
Sales to one customer aggregated approximately 16% of net revenues in 2010. Amounts due from one customer aggregated approximately 16% of accounts receivable at December 31, 2010. The Company performs ongoing credit evaluations of its customers to minimize credit risk and generally does not require collateral. Foreign sales are primarily made under letters of credit and standby letters of credit received from customers.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
The Company and its domestic subsidiaries maintain their cash principally at one commercial bank. At times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits. As of December 31, 2010, there are no deposits in interest-bearing amounts in excess of federally insured limits.
15. Commitments and Contingencies
Contractual Obligations
AND 1 is obligated under promotional and advertising contracts through 2011. Future minimum payments to be made under these agreements aggregate $476,000 in 2011.
ASG is obligated under promotional and advertising contracts through 2012. Future minimum payments to be made under these agreements aggregate to $1,495,000 in 2011 and $860,000 in 2012. Certain agreements also contain minimum royalty requirements. Future minimum royalty payments are $200,000 in both 2012 and 2013.
Claims and Litigation
In the normal course of business, the Company and its subsidiaries are parties to various claims and/or litigation. Management believes that the settlement of all such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position.
During October 2010, a plaintiff commenced an adversary proceeding seeking to recover approximately $404,000 against the Company pursuant to 11 U.S.C. §§ 547(b) and 550. On November 12, 2010, the Company filed its answer to the complaint in which it generally denied allegations in the complaint and raised statutory defenses, particularly defenses codified at 11 U.S.C. § 547(c), the “new value” defense and the “ordinary course of business” defense. Discovery is still ongoing and no trial date has been set. The Company believes that the defenses raised in the answer are meritorious. Although the parties have engaged in some settlement discussions, the case remains in its early stages and at this time the Company is unable to assess the Company’s likelihood of success, or at what amount, if any, the case may ultimately be settled.
During 2010, the Company was involved in litigation whereby the plaintiff asserted that the Company had used expired patent numbers on its products. Settlement discussions are in process and the Company has accrued an amount it believes is sufficient to cover the exposure as of December 31, 2010.
In September 2010, the Company received a cease and desist letter from a competitor claiming that one of their products, the Avimotion, infringed a patent owned by the competitor. The Company strongly believes they have not infringed upon such competitor’s patent and has formally responded to the cease and desist letter. The Company has not heard from the competitor since October 2010 and no further legal action has been taken on this matter since that time.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
During 2010, the Company was involved in litigation whereby the plaintiff claims he authored a song that was used by the Company’s subsidiary, AND 1, in one of its DVDs without his consent. The case is in the early stages and no amount is estimable as of December 31, 2010 and through the date of these consolidated financial statements as to the probable outcome.
During 2010, the Company was involved in litigation whereby the plaintiff claimed relative to their purchase of the Company’s footwear that there were breaches of express and implied warranties. The case is in the early stages and no amount is estimable as of December 31, 2010 and through the date of these consolidated financial statements as to the probable outcome.
During 2008, the Company received a civil complaint venued in Tel Aviv, Israel, alleging that AND 1 had breached its exclusive distribution agreement. The matter remains unresolved and the parties are considering pursuing through formal mediation.
During 2010, certain legal matters were settled with parties. All amounts agreed to in such settlements have been properly accrued for or were paid as of December 31, 2010.
Proged Sale Commitment
In connection with the Company’s sale of former subsidiary, Proged, in 2007, the Company is required to maintain a bank warranty in the amount of 500,000 Euros until July 1, 2011, for any contingencies which may arise related to customs, penalties and surcharges which could be imposed on Proged, provided they are related to transactions made by ASG while they were the owners. To meet this requirement, the Company had a standby letter of credit with a bank for 500,000 Euros which expires on July 1, 2011. In February 2011, a settlement was agreed upon for a payment of $137,000. Subsequent to the payment, the standby letter of credit was canceled.
Severance Payment
The Company entered into a severance agreement with an executive in 2009 that provided for severance pay and certain other benefits with payments through June 2010.
16. Subsequent Events — Acquisition
On February 17, 2011, the Company was acquired by Brown Shoe Company, Inc. (“Brown Shoe”). Simultaneously, the sellers entered into an earn-out agreement upon the satisfaction of certain profitability goals subsequent to year end; the Company’s President entered into a one year consulting agreement and a five year non-compete agreement; and a Company director entered into a two year non-compete agreement. In addition, certain employees of the Company received a transaction bonus related to the acquisition. In connection with the acquisition, the Company’s credit facility was repaid in full and terminated.
In February 2011, ASG Asia acquired Wonderful Idea, the minority shareholder of SAST, and indirectly owns the remaining 30% interest.
Management has evaluated events that have occurred subsequent to December 31, 2010 through July 14, 2011, the date on which the consolidated financial statements were available to be issued and has determined that there were no material events requiring recognition or disclosure, except as discussed above and in Note 17 below.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
17. Subsequent Events — Guarantee of Brown Shoe Company, Inc. Indebtedness
In connection with Brown Shoe’s acquisition of the Company on February 17, 2011, the Company’s domestic entities, American Sporting Goods Corporation (“Parent”) and The Basketball Marketing Company, Inc. (“Guarantor”), became guarantors of Brown Shoe’s revolving credit agreement and senior notes. The following tables present the condensed consolidating financial information for the Company and its subsidiaries, together with consolidating eliminations, as of and for the period ended December 31, 2010 as if these guarantees of Brown Shoe’s indebtedness had existed for the entire period presented.
The condensed consolidating financial statements have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Management believes that the information, presented in lieu of complete financial statements for each of the guarantors, provides meaningful information to allow investors to determine the nature of the assets held by, and operations and cash flows of, each of the consolidated groups.

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
American Sporting Goods Corporation and Subsidiaries
Condensed Consolidating Balance Sheet
As of December 31, 2010

(in thousands)	Parent	Guarantors	Non-Guarantors	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	$2	$—	$5,887	$—	$5,889
Accounts receivable, net of allowances	22,067	6,927	2,720	—	31,714
Intercompany receivables	5,930	—	3,035	(8,965)	—
Inventories, net	39,524	3,031	7,789	27	50,371
Other receivables	693	59	2,240	—	2,992
Income tax receivable	1,380	—	—	—	1,380
Prepaid expenses and other current assets	880	207	—	—	1,087
Deferred income taxes	2,513	—	—	22	2,535

Total current assets	$72,989	$10,224	$21,671	$(8,916)	$95,968

Other assets	44	—	—	—	44
Intangible assets, net	4,838	512	—	—	5,350
Property, plant and equipment, net	3,561	79	6,565	—	10,205
Investment in subsidiaries	56,955	—	—	(56,955)	—

Deferred income taxes	3,278	—	56	—	3,334

Total assets	$141,665	$10,815	$28,292	$(65,871)	$114,901

Liabilities and equity
Current liabilities:
Credit facility	$11,539	$—	$—	$—	$11,539
Accounts payable	9,041	1,591	9,402	—	20,034
Intercompany payables	3,025	58,326	—	(61,351)	—
Accrued expenses	6,430	864	3,781	—	11,075
Obligations under capital leases, current portion	38	—	—	—	38
Income taxes payable	119	—	132	—	251

Total current liabilities	$30,192	$60,781	$13,315	$(61,351)	$42,937

Equity
American Sporting Goods Corporation and subsidiaries shareholders’ equity	111,473	(49,966)	14,834	(4,520)	71,821
Noncontrolling interest in consolidated subsidiaries	—	—	143	—	143

Total equity	111,473	(49,966)	14,977	(4,520)	71,964

Total liabilities and equity	$141,665	$10,815	$28,292	$(65,871)	$114,901

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
American Sporting Goods Corporation and Subsidiaries
Condensed Consolidating Statement of Income
For the Year Ended December 31, 2010

(in thousands)	Parent	Guarantors	Non-Guarantors	Eliminations	Total

Revenues, net	$195,624	$31,852	$58,059	$(53,793)	$231,742
Cost of sales	127,774	20,078	50,552	(54,232)	144,172

Gross profit	67,850	11,774	7,507	439	87,570

Selling, general and administrative expenses	47,500	7,960	6,558	(53)	61,965
Other expenses, net	338	85	148	—	571
Interest expense	491	252	—	—	743
Interest and miscellaneous income	(399)	(75)	—	—	(474)

Income before income taxes	19,920	3,552	801	492	24,765
Income taxes	8,076	1,492	242	5	9,815

Net income	11,844	2,060	559	487	14,950

Noncontrolling interest in loss of consolidated subsidiaries	—	—	255	—	255
Equity in operations of subsidiaries	2,060	—	—	(2,060)	—

Net income attributable to American Sporting Goods Corporation and Subsidiaries	$13,904	$2,060	$814	$(1,573)	$15,205

AMERICAN SPORTING GOODS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010
American Sporting Goods Corporation and Subsidiaries
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2010

(in thousands)	Parent	Guarantors	Non-Guarantors	Eliminations	Total

Net cash provided by operating activities	$13,800	$1,924	$3,294	$36	$19,054

Investing activities
Purchases of property, plant and equipment	(3,141)	(63)	(1,370)	—	(4,574)

Net cash used in investing activities	(3,141)	(63)	(1,370)	—	(4,574)

Financing activities
Credit facility activity, net	(14,479)	—	—	—	(14,479)
Payments of term loan payable — other	(25)	—	—	—	(25)
Payments of obligations under capital leases	(43)	—	—	—	(43)
Intercompany financing	3,888	(1,865)	(2,068)	45	—

Net cash used in financing activities	(10,659)	(1,865)	(2,068)	45	(14,547)

Effect of exchange rate changes on cash and cash equivalents	—	—	721	(81)	640

Net increase in cash	—	(4)	577	—	573
Cash and cash equivalents, beginning of year	2	4	5,310	—	5,316

Cash and cash equivalents, end of year	$2	$—	$5,887	$—	$5,889

Report of Independent Registered Public Accounting Firm
The Board of Directors
ASG Asia Investments Company Limited
We have audited the accompanying consolidated balance sheets of ASG Asia Investments Company Limited (the “Company”) as of December 31, 2010 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASG Asia Investments Company Limited at December 31, 2010 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Shanghai Zhonghua
Certified Public Accountants
Shanghai, P. R. China
March 30, 2011